

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Qualification Amendment No. 1
FORM 1-A

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REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

RedCannon Security, Inc.
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

42808 Christy Street, Suite 108
Fremont, CA 94538
510-498-4100
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

n/a
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7372
(Primary standard Industrial Classification Code Number

68-0540219
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 et seq. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) Directors of the Issuer:

Vimal Vaidya
42808 Christy Street, Suite 108
Fremont, CA 94538

(b) Officers of the Issuer:

President, CEO and Secretary:
Vimal Vaidya
42808 Christy Street, Suite 108
Fremont, CA 94538

(c) General Partners of the Issuer: n/a

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities:

Vimal Vaidya,
42808 Christy Street, Suite 108
Fremont, CA 94538
100% of the issued and outstanding common stock (of this 20% is owned by two revocable trusts held for the benefit of Mr. Vaidya's minor children. Mr. Vaidya is a grantor and trustee of these trusts).

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Vimal Vaidya
42808 Christy Street, Suite 108
Fremont, CA 94538
100% of the issued and outstanding common stock (of this 20% is owned by two revocable trusts held for the benefit of Mr. Vaidya's minor children. Mr. Vaidya is a grantor and trustee of these trusts).

(f) Promoters of the issuer: n/a

(g) Affiliates of the issuer: n/a

(h) Counsel to the issuer with respect to the proposed offering:

Randolf W. Katz, Esq.
Bryan Cave, LLP
1900 Main Street
Suite 700
Irvine, CA 92614

(i) Each underwriter with respect to the proposed offering: n/a

(j) The underwriter's directors: n/a

(k) The underwriter's officers: n/a

(l) The underwriter's general partners: n/a

(m) Counsel to the underwriter: n/a

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. n/a

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer,

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. At the present time the issuer does not intend for the securities to be offered by underwriters, dealers or salespersons. An amendment to this Form 1-A will be filed if such is not the case.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. Presently, the issuer intends to offer the securities in the states of California and New York and in jurisdictions outside of the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of such issuer: n/a

(2) The title and amount of securities issued: n/a

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: n/a

(4) The names and identities of the persons to whom the securities were issued: n/a

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): n/a

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption: n/a

ITEM 6. Other Present or Proposed Offerings

The Issuer does not have any other present or proposed offerings, except for its 2003 Stock Plan, as described in the Offering Circular.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: n/a

(2) To stabilize the market for any of the securities to be offered: n/a

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: n/a

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: n/a

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection: n/a

ITEM 9. Use of a Solicitation of Interest Document

The Company did not use a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. n/a

PART II — OFFERING CIRCULAR

See attached Preliminary Offering Circular

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 Articles of Incorporation of the Registrant, as filed with the California Secretary of State's Office on December 12, 2002.

2.2 Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the California Secretary of State's Office on June 21, 2003.

2.3 Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the California Secretary of State's Office on November 26, 2007.

2.4 Certificate of Determination of Rights, Privileges, Preferences, and Restrictions of Series A Convertible Preferred Stock of the Registrant, as filed with the California Secretary of State's Office on December 28, 2007.

2.5 Bylaws of the Registrant.

3.1 Form of Class A Warrant.

3.2 Form of Class B Warrant.

4.1 Form of Subscription Agreement.

6(c).1 2003 Stock Plan.

9 Form of Escrow Agreement.

11 Opinion of Bryan Cave LLP (to be filed by amendment)

Item 2. Description of Exhibits

2.1* Articles of Incorporation of the Registrant, as filed with the California Secretary of State's Office on December 12, 2002.

2.2* Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the California Secretary of State's Office on June 21, 2003.

2.3* Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the California Secretary of State's Office on November 26, 2007.

2.4* Certificate of Determination of Rights, Privileges, Preferences, and Restrictions of Series A Convertible Preferred Stock of the Registrant, as filed with the California Secretary of State's Office on December 28, 2007.

2.5* Bylaws of the Registrant.

3.1 Form of Class A Warrant.

3.2 Form of Class B Warrant.

4.1 Form of Subscription Agreement.

6(c).1* 2003 Stock Plan.

9 Form of Escrow Agreement.

11 Opinion of Bryan Cave LLP (to be filed by amendment)

---

* filed herewith

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on January 2, 2008.

REDCANNON SECURITY, INC.

By: 
Vimal Vaidya, Chief Executive Officer and sole director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.


Vimal Vaidya, Chief Executive Officer and sole director

January 2, 2008

PRELIMINARY OFFERING CIRCULAR JANUARY 3, 2008

The information contained in this preliminary Offering Circular is as of the date hereof and we have not updated this preliminary Offering Circular for any information beyond that date. This preliminary Offering Circular does not constitute an offer to sell any securities and must not be relied upon in connection with any investment decision.



Pre-Qualification Amendment No. 1

OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

RedCannon Security, Inc.

42808 Christy Street, Suite 108
Fremont, California 94538
510-498-4100
(Address and telephone number of principal executive offices)

This offering consists of a minimum ("Minimum Offering") of 200,000 Units (the "Units") and a maximum ("Maximum Offering") of 750,000 Units, with each Unit consisting of four shares of common stock, no par value per share, two Class A Warrants and one Class B Warrant.

RedCannon Security, Inc. (the "Company") is offering its securities for sale on a "best efforts, all-or-none basis" for a minimum of 200,000 Units, to a maximum of 750,000 Units on a best efforts basis thereafter, at a price of $3.00 per Unit, with each Unit consisting of four shares of its common stock, no par value per share, two 90-day Class A Warrants, each exercisable at $1.10, and one 180-day Class B Warrant, exercisable at $1.40 (collectively, the "Warrants"). The Company is qualifying such Units for sale pursuant to the exemption from registration provided by Regulation A.

The minimum investment in the offering is 250 Units or $750.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Circular. The offering will terminate 90 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Placement Agent Commissions (1)**	**Proceeds to Issuer**
(Per Unit / Minimum Investment)	$3.00 / $750.00	$0.30 / $75.00	$2.70 / $675.00
(Minimum Offering)	$600,000	$60,000	$540,000
(Maximum Offering)	$2,250,000	$225,000	$2,025,000

(1) As of the date of this Offering Circular, the Company has not engaged any broker-dealer to assist it with the placement of the Units. For purposes of this chart, the Company has assumed a placement agent commission will be 10%.

The date of this Offering Circular is ___________, 2008.

You may rely on the information contained in this Offering Circular. We have not authorized anyone to provide information different from that contained in this Offering Circular. Neither the delivery of this Offering Circular nor sale of the Units means that information contained in this Offering Circular is correct after the date hereof. This Offering Circular is not an offer to sell or solicitation of an offer to buy Units of our securities in any circumstances under which the offer or solicitation is unlawful.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references to "we," "us," "our," "our Company," the "Company," "RedCannon" and similar terms refer to RedCannon Security, Inc. We own various registered and unregistered trademarks, some of which are mentioned in this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains and incorporates by reference forward-looking statements based on our current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies, and prospects under the headings "Management's Discussion and Analysis and Plan of Operation" and "Business."

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this Offering Circular. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

OFFERING CIRCULAR SUMMARY

This summary provides a brief overview of the key aspects of our Company and the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire Offering Circular, including our financial statements and the notes to those statements.

Company Overview

RedCannon Security, Inc. is a developer of centrally managed, secure mobile-access solutions for business enterprises seeking security for their computer networks. We began operations in 2003. Since then, the primary focus of our product development has been on USB security. RedCannon extends security policies beyond the network perimeter, allowing policy enforcement to travel with the user. Our solutions support leading industry standards for encryption and authentication and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. Our product line includes KeyPoint Access, KeyPoint Armor, KeyPoint Vault, KeyPoint Manager, and KeyPoint Alchemy™.

We were incorporated in the State of California on December 12, 2002 as "Desecurity, Inc." On June 21, 2003, we filed a Certificate of Amendment of Articles of Incorporation, changing our name to "RedCannon Security, Inc." On November 26, 2007, we filed a Certificate of Amendment of Articles of Incorporation increasing the number of our authorized shares to a total of 120,000,000, of which 100,000,000 shares are designated as common stock, no par value per share, and 20,000,000 shares are designated as preferred stock, no par value per share. The Amended Articles of Incorporation provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed. On December 28, 2007 we filed a Certificate of Determination of Rights, Privileges, Preferences and Restricted which established our Series A Convertible Preferred Stock (the "Series A Preferred") to consist of up to 2,500,000 shares, no par value per share. The Series A Preferred do not have a dividend preference, but have a $1.00 per share liquidation preference in favor of the common stock upon the liquidation, dissolution, or winding up of the Company. At the option of the holder, the Series A Preferred is convertible into our common shares at the rate of ten shares of common stock for each share of preferred stock. The conversion rate will be adjusted in the event of a subdivision or combination of the common stock.

Our principal executive offices are located at 42808 Christy Street, Suite 108, Fremont, California 94538. Our telephone number is 510-498-4100.

Some of the key highlights of our business and technology are:

- We develop centrally managed, secure mobile-access solutions for the enterprise, whose mobile clients can instantly secure and sanitize any end-point, anywhere, anytime.
- We extend enterprise security policies beyond an enterprise's network perimeter, allowing *policy enforcement to travel with the user*. Our solutions support leading industry standards for encryption and authentication and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. Our award-winning product line includes KeyPoint Access, KeyPoint Vault, and KeyPoint Alchemy™.
- Our mobile KeyPoint Vault and Access clients improve user mobility and productivity while noticeably reducing capital investment and related operating expenses compared to Enterprise-managed laptops or other alternatives.
- Our flagship product, KeyPoint Alchemy™, is a 1U Appliance that sits on Enterprise DMZ and is capable of transforming up to10,000 UFD (USB Flash Devices) to centrally managed, enterprise compliant mobile storage and remote access devices.
- With key technology partners, *e.g.*, SanDisk, Citrix, RSA, and VeriSign, already deployed as major parts of enterprise remote access infrastructure, our solutions seamlessly plug in to existing enterprise infrastructure and extend enterprise reach to unknown unprotected computers, anywhere.
- Our unique technologies represent an investment of over 500 man-months in development with over 1,000,000 lines of code for which we have multiple patents pending.

The Offering

Securities Offered	A Minimum Offering of 200,000 Units, on a best efforts, all-or-none basis; to a maximum of 750,000 Units on a best efforts basis thereafter, at a price of $3.00 per Unit. Each Unit consists of four shares of common stock, two 90-day Class A Warrants, each exercisable at $1.10, and one 180-day Class B Warrant, exercisable at $1.40.
Common Stock Outstanding	45,000,000 shares (prior to Offering) 45,800,000 shares (Minimum Offering, without exercise of any Warrants) 48,000,000 shares (Maximum Offering, without exercise of any Warrants)
Use of Proceeds	The proceeds will be utilized for reduction of debt and for operating capital. Reference is made to "Use of Proceeds," on page 9 of this Offering Circular for a more detailed discussion.
Risk Factors	The Offering involves a high degree of risk. Please refer to "Risk Factors" beginning on page 3 of this Offering Circular for a description of the risk factors you should consider.
Pink Sheets symbol	To be obtained from NASD, upon application by a broker-dealer.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors listed below and all other information contained in this Offering Circular before investing in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occur, our business, our quarterly and annual operating results, or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

Risks Related to our Business

Our current financial condition has raised substantial doubt regarding our ability to continue as a going concern.

We expect that if our internally prepared financial statements were to be audited by an independent registered public accounting firm, the audit report would contain an explanation that our financial statements were prepared assuming that we will continue as a going concern. Factors such as those described in these risk factors may raise substantial doubt about our ability to continue as a going concern. Management has undertaken efforts to increase our sales efforts. Our sole shareholder, CEO, and President has made considerable loans to us, some of which may be repaid with a portion of the proceeds of this Offering and some of which are intended to provide additional operating capital for us. Notwithstanding management's undertakings, we cannot assure you that our efforts will lead us to generate a significant increase in gross revenues; nor can we provide any assurance that we can generate profitable operations. The financial statements included elsewhere herein do not include any adjustments that might result from the outcome of these uncertainties. Our ability to continue operating as a going concern will depend on our ability to sell sufficient quantities of our products to generate gross revenues in excess of our required cash expenditures and, thereafter, to generate sufficient funds to allow us to effectuate our business plan. Further, to the extent that funds for our operations and business plan are required that exceed our gross revenues, our ability to continue operating as a going concern will also depend on our ability to obtain sufficient financing, whether in the form of debt or equity. We cannot provide any assurance that we will have sufficient sales or that sufficient financing will be available to us on terms or at times that we may require. Failure in any of these efforts may materially and adversely affect our ability to continue our operations or for you to receive any positive return on your investment in us.

Because we have a limited operating history, it is difficult to predict our future performance.

Although we were incorporated in December 2002, we have only been operating with our current business plan and software development efforts since 2004. Therefore, we have limited operating and financial history available to help potential investors evaluate our past performance and the risks of investing in this Offering. Moreover, our limited historical financial results may not accurately predict our future performance. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. As a result of the risks specific to our new business and those associated with new companies in general, it is possible that we may not be successful in implementing our business strategy.

We are dependent on our chief executive officer and certain other key officers, the loss of any of whom could significantly harm our business and operations.

To execute our business plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Specifically, we are highly dependent upon our executive officers and other key personnel, including Vimal Vaidya, our President and CEO. The loss of Mr. Vaidya or other key employees could materially and adversely affect our business, financial condition, and results of operations. None of our key employees has an employment agreement with us. With respect to Mr. Vaidya, we maintain a term life insurance policy, as well as a disability policy, each with a face value of $8,000,000. The sole purpose of these policies is to permit repayment of a Convertible Revolving Promissory Note (the "Vaidya Note") issued by the Company to the Vimal and Shubhangi Vaidya Revocable Living Trust, of which Mr. Vaidya is a Grantor and Trustee.

The products and services we develop and sell are based on an emerging technology and our success depends on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting our solutions.

Our limited operating history and the limited extent to which our solutions have been currently adopted may make it difficult to evaluate our business, because the potential market for our products remains uncertain. To the extent that the USB software market develops more slowly than we expect, our revenue growth rates may be slow to increase or may materially decline.

The market for our products is highly competitive, and we face competition from many established domestic and foreign companies. We may not be able to compete effectively with these companies.

The markets in which we operate are highly competitive. We compete against numerous well-established national and foreign companies in every aspect of our business, both in technological development of products and in the sales and distribution of products. We may not be able to compete effectively with these competitors, and customers may not buy our products. Some of our competitors have longer operating histories, and significantly greater brand recognition and financial and other resources, than we.

We also face potential competition from our partners. For example, third parties currently selling our products could build and market their own competing products and services or market competing products and services of third parties. If we are unable to compete effectively, our growth and our ability to sell products at profitable margins could be materially and adversely affected.

Industry alliances or consolidation may result in increased competition.

Some of our competitors may make acquisitions or enter into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually offer. We expect these trends, as companies attempt to strengthen or maintain their market positions in this evolving industry. Many of the companies driving these trends have significantly greater financial, technical, and other resources than we do and may be better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible partnerships may create more compelling product offerings and be able to offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. These pressures could result in a substantial loss in our ability to attract or retain customers which would cause a reduction in our revenues.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may result in our operating results falling below expectations.

Factors that may affect our operating results include, among others:

- Fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;
- Changes in customers' budgets for information technology purchases and in the timing of their purchasing decisions;
- The timing of recognizing revenue in any given quarter as a result of software revenue recognition policies;
- The sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

- Our ability to develop, introduce and ship, in a timely manner, new products and product enhancements that meet customer demand, certification requirements and technical requirements;
- The timing of the announcement or release of products or upgrades by us or by our competitors;
- Our ability to implement internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;
- Our ability to control costs, including our operating expenses;
- Our ability to attract and retain highly skilled employees, particularly those with relevant experience in software development and sales; and
- General economic conditions in our markets.

If operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products, or access to certain information about their new products to ensure that our solutions interoperate with those products, our product development efforts may be delayed.

Our products interoperate with Windows®, Linux and other operating systems and the USB devices of numerous manufacturers. Developing products that interoperate properly requires substantial partnering, capital investment, and employee resources, as well as the cooperation of the vendors or developers of the operating systems and hardware. Operating system and hardware vendors may not provide us with early access to their technology and products assist us in these development efforts. If they do not provide us with the necessary early access, assistance or proprietary technology on a timely basis, we may experience product development delays or be unable to expand our products into other areas. To the extent that software or hardware vendors develop products that compete with ours they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary information or engage in practices to actively limit the functionality, or compatibility, and certification of our products. In addition, hardware or operating system vendors may fail to certify or support or continue to certify or support our products. If any of the foregoing occurs, our product development efforts may be delayed or halted and our business and results of operations may be adversely affected.

We rely on distributors and reseller, to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end-users of our products.

Our future success is highly dependent upon maintaining and increasing the number of our relationships with distributors and resellers. By relying on distributors and resellers we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements, estimate end-user demand and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in the use of our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to expand and improve our processes and procedures that support our channel, including our investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. Our contracts with channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor products of our competitors or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to maintain and increase the number of relationships with channel partners would likely lead to a loss of end-users of our products which would result in us receiving lower revenues from our channel partners than anticipated.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright, and trademark laws, and confidentiality agreements with employees and third parties, all of which offer only limited protection. As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, we rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible.

Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results, and financial condition, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in substantial loss of revenue.

Though we generally control access to our source code and other intellectual property, and enter into confidentiality or license agreements with such partners, as well as with our employees and consultants, our safeguards may be insufficient to protect our rights to our technology.

Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Claims by others that we infringe their proprietary technology could force us to pay damages or prevent us from using certain technology in our products.

Third parties could claim that our products or technology infringe their proprietary rights. This risk may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public Company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties in connection with the use of our products. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could materially reduce our income.

The timing of our revenue is difficult to predict.

Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

Developing our products requires a significant amount of time and money.

Our investment in research and development may not result in marketable products or may result in products that take longer to generate revenues, or generate fewer revenues than we anticipate. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

We may not be able to respond to rapid technological changes with new solutions and services offerings, which could have a material adverse effect on our sales.

The markets for our software solutions are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of third-party solutions embodying new technologies and the emergence of new industry standards could make our existing and future software solutions obsolete and unmarketable. We may not be able to develop updated products that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers or that interoperate with new or updated operating systems and hardware devices or certify our products to work with these systems and devices, and there is no assurance that any of our new offerings would be accepted in the marketplace. Significant reductions in technology related costs or the rise of more efficient technology could also affect demand for our software solutions. As a result, we may not be able to accurately predict the lifecycle of our software solutions, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the USB security software market could be materially adversely affected.

General Risks of Investment

There has been no prior market for our shares and there may be only limited ways to transfer shares.

No prior market has existed for our securities and we cannot assure any purchaser that a market will develop subsequent to this Offering. A purchaser must be fully aware of the long-term nature of an investment in our securities. The shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and available exemptions under applicable state laws. We will seek a broker-dealer to apply for quotation of its common stock on the Over-The-Counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but we cannot assure a purchaser that the broker-dealer will be successful in such application or, that, if successful, a market for the common stock will develop or continue on the Pink Sheets or other quotation medium or exchange. Therefore, purchasers of the Units may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

Furthermore even if quotation of the Company's common stock commences on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the shares of our common stock may be lower than might otherwise prevail if its common stock were listed on a national stock exchange like the New York Stock Exchange, the American Stock Exchange, or The NASDAQ Stock Market or quoted on the OTC Bulletin Board. Sales of a substantial number of shares of our Common Stock in the public market, including the shares offered under this Offering Circular, could lower the stock price and impair our ability to raise funds in a new stock offering.

State Blue Sky registration: potential limitations on resale of the shares.

The holders of the shares of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be sold by shareholders in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (i) the names of issuers, officers, and directors, (ii) an issuer's balance sheet, and (iii) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, and Mergent, Inc. Many states expressly recognize these manuals. A smaller number of states declare that they recognize securities manuals, but do not specify the recognized manuals. Among others, the following states do not have any provisions and, therefore, do not expressly recognize the manual exemption: Alabama, California, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

The trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading.

If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock will likely be below $5.00 per share. As a result of this price level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Shares not registered in this offering may become available for sale in the market and may reduce the market price of the shares.

As of the date of this Offering Circular, there were 45,000,000 shares of our Common Stock outstanding, all of which are either owned or controlled by our President and CEO, Mr. Vaidya. In addition, there are 2,623,698 options outstanding in favor of current and former employees. When, and if, these options are exercised, they may be resold into the public markets, if one then exists, after the relevant holding period pursuant to Rule 144 as promulgated by the SEC. An increase in the number of the Company's shares available for public re-sale without any increase to its capitalization could decrease the market price of its shares.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders.

Our President and CEO or entities controlled by him will own approximately 93.4% or 98.3%, respectively, of the outstanding common stock upon sale of the Maximum Offering or the Minimum Offering, assuming that none of the outstanding options or the Warrants is exercised, as to which exercises there can be no assurance. If all of the Warrants are exercised, such percentages would be 89.6% (Maximum Offering) and 97.0% (Minimum Offering), respectively. As a result, Mr. Vaidya will control the vote on matters that require shareholder approval, such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our charter or other material corporate actions.

We may obtain additional capital through the issuance of additional preferred stock, which may limit your rights as a holder of our Common Stock.

Without any shareholder vote or action, our board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the Common Stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of our management more difficult.

USE OF PROCEEDS

We expect that the net proceeds from this Offering will be approximately $2,025,000 (Maximum Offering) or $540,000 (Minimum Offering), based on an assumed offering price of $3.00 per Unit, after deducting estimated commissions and offering expenses payable by us. We currently intend to use the net proceeds of this Offering as described below.

Minimum Offering:

- Expend approximately $50,000 for capital expenditures, specifically to upgrade and replace critical computer equipment and third-party software.
- Repay approximately $250,000 of accrued interest and principal on our Commercial Line of Credit.
- The remainder of the Minimum Offering net proceeds will be used for general corporate purposes, including working capital. The working capital will be utilized in all areas of the Company, including sales, marketing, research and development and administration.

Maximum Offering:

- Repay up to one million dollars of outstanding principal of the Vaidya Note, subject to any subordination requirements imposed by the bank on our Commercial Line of Credit.
- Expend approximately $50,000 for capital expenditures, specifically to upgrade and replace critical computer equipment and third-party software.
- Repay approximately $250,000 of accrued interest and principal on our Commercial Line of Credit.
- The remainder of the Maximum Offering net proceeds will be used for general corporate purposes, including working capital. The working capital will be utilized in all areas of the Company, including sales, marketing, research and development and administration.

Any funds received from the exercise of the Warrants, as to which exercise there can be no assurance, will be allocated for general corporate purposes, including our working capital requirements.

The foregoing represents our best estimate of the allocation of the net proceeds of this Offering. Future events, including the problems, delays, expense, and complications frequently encountered by early stage or development stage companies, as well as changes in the economic, technology, or competitive conditions, or changes in our planned business and the success or lack thereof, or changes in our product development activities, may require reallocation of funds or may require the delay, abandonment, or reduction of our efforts. There can be no assurance that our estimates will prove accurate, that expansion of our sales and marketing efforts and our product introduction efforts will not require considerable addition expenditures or time, or that unforeseen expenses or events will not occur.

Until used, the net proceeds of this Offering will be invested in high grade, short-term, interest-bearing securities or certificates of deposit.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock since inception, and we do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements, and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization on September 30, 2007, and as adjusted to give effect to the issuance and sale of 800,000 shares (Minimum Offering) and 3,000,000 shares (Maximum Offering) and the application of the net proceeds therefrom:

	September 30, 2007		
	Actual	As Adjusted	
		(Minimum)	(Maximum)
Current Assets	$60,000	$330,000	$2,740,000
Current Liabilities	$2,512,000	$2,262,000	$2,262,000
Loan from Shareholder	$7,364,247	$7,364,247	$7,364,247
Total Liabilities	$9,876,717	$9,626,717	$9,626,717
Shareholders' Equity			
Preferred Stock, no par value: authorized 20,000 shares; issued and outstanding – None	$ --	$ --	$ --
Common Stock, no par value: authorized 100,000,000 Shares; issued and outstanding – 45,000,000 before Offering at September 30, 2007 and 45,800,000 shares after offering (Minimum) or 48,000,000 Shares (Maximum)	24,000	564,000	2,724,000
Accumulated Deficit	9,823,000	9,823,000	9,823,000
Total Shareholders' Deficit	$(9,799,000)	$(9,279,000)	$(7,119,000)

REDCANNON SECURITY, INC.
Balance Sheets
(Unaudited)

	December 31	
	2006	2005
ASSETS		
Current Assets		
Cash	$ (13,441)	$ (31,181)
Accounts Receivable	126,756	10,230
Other Receivables, Inventory & Prepaids	57,382	95,864
Total Current Assets	170,696	74,913
Furniture and Equipment, net of accumulated depreciation	14,173	20,323
Start-up and Organization Costs, net of accumulated amortization	5,200	10,000
Other Assets	3,900	3,629
	$ 193,970	$ 108,865
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 177,379	$ 217,742
Accrued Expenses	758,725	547,348
Line of Credit	1,560,188	1,056,800
Total Current Liabilities	2,496,292	1,821,891
Loans from Stockholder	6,088,200	4,268,000
Total Liabilities	8,584,492	6,089,891
Stockholders' Deficit		
Common Stock, no par value, authorized 10,000,000 shares, issued and outstanding 9,000,000	24,000	24,000
Accumulated Defict	(8,414,522)	(6,005,026)
Net Stockholders' Deficit	(8,390,522)	(5,981,026)
	$ 193,970	$ 108,865

REDCANNON SECURITY, INC.
Condensed Statements of Loss
(Unaudited)

	For The Year Ended December 31, 2006	2005
Income		
Sales	$ 311,313	$ 22,438
Cost of Goods Sold	18,550	9,096
Gross Profit	292,763	13,342
Expense		
Administrative	352,025	383,184
Sales	723,126	423,991
Marketing	337,361	304,242
Engineering	1,214,639	1,330,377
Total Expense	2,627,152	2,441,793
Net Operating Loss	(2,334,389)	(2,428,451)
Other Income (Expense)	(75,108)	(1,102)
Net Loss	$ (2,409,496)	$ (2,429,553)

REDCANNON SECURITY, INC.
Statements of Cash Flows
(Unaudited)

	For The Year Ended December 31,	
	2006	2005
OPERATING ACTIVITIES		
Net Income	$ (2,409,496)	$ (2,429,553)
Adjustments to reconcile Net Income to net cash provided by operations:		
Depreciation Expense	11,280	13,920
Amortization Expense	4,800	4,800
Accounts Receivable	(116,526)	(5,842)
Other Receivables	24,223	(50,000)
Inventory	20,927	2,633
Prepaid Expenses	(6,667)	(3,172)
Security Deposit	(271)	-
Deferred Revenue	19,944	(3,070)
Accounts Payable	(40,363)	10,471
Accrued Expenses	263,344	166,324
Net cash used by Operating Activities	(2,228,805)	(2,293,489)
INVESTING ACTIVITIES		
Organization & Start-Up Costs		-
Office Equipment & Furniture	(5,130)	(3,189)
Net cash used by Investing Activities	(5,130)	(3,189)
FINANCING ACTIVITIES		
Credit Line Advances	431,476	1,056,800
Loan from Stockholder	1,820,200	1,186,000
Capital Stock	-	-
Net cash provided by Financing Activities	2,251,676	2,242,800
Net cash increase for period	17,740	(53,878)
Cash at beginning of period	(31,181)	22,696
Cash at end of period	$ (13,441)	(31,181)

REDCANNON SECURITY, INC.
Statement of Stockholder's Deficit
(Unaudited)

	Common Stock	Accumulated Deficit	Total
Balance January 1, 2005	$ 24,000	$ (3,575,473)	$ (3,551,473)
Net Loss	-	(2,429,553)	$ (2,429,553)
Balance December 31, 2005	$ 24,000	$ (6,005,026)	$ (5,981,026)
Net Loss	-	(2,409,496)	(2,409,496)
Balance December 31, 2006	$ 24,000	$ (8,414,523)	$ (8,390,523)

REDCANNON SECURITY, INC.
Balance Sheets
(Unaudited)

	September 30, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash	$ (35,926)	$ (13,441)
Accounts Receivable	30,740	126,756
Prepaid Expenses and Other Current Assets	65,654	57,382
Total Current Assets	60,467	170,697
Furniture and Equipment, net of accumulated depreciation	11,095	14,173
Start-up and Organization Costs, net of accumulated amortization	1,600	5,200
Other Assets	4,400	3,900
	$ 77,563	$ 193,970
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 303,729	$ 177,379
Accrued Expenses	908,899	758,725
Line of Credit	1,299,842	1,560,188
Total Current Liabilities	2,512,470	2,496,292
Loans from Stockholder	7,364,247	6,088,200
Total Liabilities	9,876,717	8,584,492
Stockholders' Deficit		
Common Stock, no par value, authorized 10,000,000 shares, issued and outstanding 9,000,000	24,000	24,000
Accumulated Deficit	(9,823,154)	(8,414,522)
Net Stockholders' Deficit	(9,799,154)	(8,390,522)
	$ 77,563	$ 193,970

See accompanying notes to unaudited financial statements

REDCANNON SECURITY, INC.
Condensed Statements of Loss
(Unaudited)

	Nine Months Ended September 30		Three Months Ended September 30	
	2007	2006	2007	2006
Income				
Revenue	$ 371,741	$ 140,232	$ 240,984	$ 124,907
Cost of Goods Sold	6,007	8,899	2,795	817
Gross Profit	365,734	131,333	238,189	124,090
Expense				
Administrative	271,553	268,494	103,628	85,209
Sales	493,219	562,146	226,648	180,321
Marketing	235,020	267,007	76,451	77,211
Engineering	691,192	940,595	221,871	311,437
Total Expense	1,690,984	2,038,243	628,598	654,178
Net Operating Loss	(1,325,251)	(1,906,910)	(390,409)	(530,088)
Other Expense	(83,586)	(74,547)	(29,552)	(31,022)
Net Loss	$ (1,408,837)	$ (1,981,457)	$ (419,961)	$ (561,110)

REDCANNON SECURITY, INC.
Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30		Three Months Ended September 30	
	2007	2006	2007	2006
OPERATING ACTIVITIES				
Net Income	$ (1,408,837)	$ (1,981,457)	$ (419,960)	$ (561,112)
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Depreciation Expense	3,078	8,460	1,026	2,820
Amortization Expense	3,600	3,600	1,200	1,200
Changes in operating assets and liabilities:				
Accounts Receivable	96,015	(82,263)	(528)	(58,621)
Other Receivables	777	25,000	-	25,000
Inventory	1,457	13,124	(951)	1,714
Prepaid Expenses	(10,506)	(5,673)	(18,122)	5,509
Security Deposit	(500)	(271)	(100)	-
Deferred Revenue	(7,766)	18,477	8,627	(1,766)
Accounts Payable	126,554	(255)	76,131	44,521
Accrued Expenses	238,420	214,923	99,962	67,693
Net cash used by Operating Activities	(957,707)	(1,786,335)	(252,716)	(473,042)
INVESTING ACTIVITIES				
Office Equipment & Furniture	-	(5,130)	-	-
Net cash used by Investing Activities		(5,130)		
FINANCING ACTIVITIES				
Credit Line Advances	(340,825)	234,128	74,959	212,000
Loan from Stockholder	1,276,047	1,556,200	195,790	400,100
Net cash provided by Financing Activities	935,222	1,790,328	270,749	612,100
Net cash (decrease) increase for period	(22,485)	(1,137)	18,034	139,058
Cash at beginning of period	(13,441)	(31,181)	(53,960)	(171,376)
Cash at end of period	$ (35,926)	$ (32,318)	$ (35,926)	$ (32,318)

REDCANNON SECURITY, INC.
Statement of Stockholders Deficit
For the Two Years Ended December 31, 2006
And
Nine Months Ended September 30, 2007
(Unaudited)

		Common Stock		Accumulated Deficit		Total
Balance January 1, 2005	**$**	**24,000**	**$**	**(3,575,473)**	**$**	**(3,551,473)**
Net Income		-		(2,429,554)	$	(2,429,554)
Balance December 31, 2005	**$**	**24,000**	**$**	**(6,005,026)**	**$**	**(5,981,026)**
Net Income		-		(2,409,496)		(2,409,496)
Balance December 31, 2006	**$**	**24,000**	**$**	**(8,414,524)**	**$**	**(8,390,524)**
Net Income - Nine Months Ended September 30, 2007		-		(1,408,837)		(1,408,837)
Balance September 30, 2007	**$**	**24,000**	**$**	**(9,823,360)**		**(9,799,360)**

RedCannon Security, Inc.
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations. RedCannon Security, Inc. ("Company") was formed in December 2002 as a corporation under the laws of the state of California. The Company develops and sells centrally-managed, secure mobile-access solutions for enterprise customers. Its ultra-thin client instantly secures and sanitizes any point, anywhere. RedCannon extends security policies beyond the network perimeter, allowing policy enforcement to travel with the user. Its solutions support leading industry standards for encryption and authentication, and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. The Company provides a complete solution for remote access, storage and security, with back-end management functionality for both the devices and overall management infrastructure.

Basis of Financial Statement Presentation. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP").

Cash Equivalents. Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Inventories. Inventories are valued at lower of average cost or market.

Property, Plant, and Equipment. Property, plant and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight-line method based on estimated useful lives.

Sales. Revenue is recognized in the financial statements (and the customer billed) when software and other materials are delivered to the customer.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable. The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

Short-Term and Long-Term Debt. The carrying amount of the credit facility approximates fair value

Note 3 – Major Customers

During the nine months ended September 30, 2007 the company received 54% and 28% of its revenue from two major customers. During the year ended December 31, 2006 the company received 84% its revenue from one major customer. During the year ended December 31, 2005 the company received 44% of its revenue from one customer.

Note 4 – Income Taxes

As of December 31, 2006 the Company has available net operating loss carryforwards of approximately $8,100,000 that expire in 2026.

The Company records a valuation allowance to reduce its deferred tax assets to the level that management believes will more likely than not be realized. As of September 30, 2007, December 31, 2006 and December 31, 2005, the Company had recorded a full valuation allowance with respect to its deferred tax assets as management believed that is was more likely than not that some portion or all of the deferred tax assets would not be realized based on historical losses. The Company may need to adjust the valuation allowance for deferred tax assets in the future if actual future taxable income is significantly different than management's estimates for future taxable income.

Note 5 – Related Party Transactions

The Company has an agreement with Internet Trends Private Ltd. (ITPL) in India whereby ITPL provides outsourced engineering and software development services to the Company in return for a monthly fee. The Company's chairman and chief executive is also the principal owner of ITPL Fees paid to ITPL under this agreement amounted to $ 315,000 for the nine months ended September 30, 2007 and $420,657and $426,793 for the years ended December 31, 2006 and 2005, respectively.

The Company, from time to time, has received loans from the principal shareholder. These loans are secured by a promissory note. As of September 30, 2007 $ 7,303,457 in loans had been advanced by the principal shareholder.

Note 6 – Financing Arrangements

In January 2007, the Company entered into a loan agreement with a bank. As of September 30, 2007 there were borrowings against this loan agreement in the amount of $1,072,492. The loan is secured by certain assets of the principal stockholder.

Note 7 – Commitments and Contingencies

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of June 30, 2007 and December 31, 2006.

Note 8 – Property, Plant and Equipment

As of September 30, 2007 and December 31, 2006 and 2005 property, plant and equipment consisted of the following:

	2007	2006	2005
Furniture and Fixtures	$ 5,423	$ 5,423	$ 5,423
Equipment	50,288	50,288	45,158
Total	55,711	55,711	50,581
Less:			
Accumulated Depreciation	(43,931)	(41,537)	(20,257)
Net property, plant and equipment	**$11,780**	**$14,174**	**$30,324**

Note 9 – Rental and Lease Information

The Company leases certain office facilities. Rental expense for the nine months ended September 30, 2007 and years ended December 31, 2006 and 2005 amounted to $39,769, $47,575 and $43,482, respectively.

At September 30, 2007 the Company is committed to total minimal rental payments under a noncancellable operating lease of $13,500. The Company is in negotiations for office facilities with comparable space requirements, with rental payments that would begin in January 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and related notes included elsewhere in this Offering Circular. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Exchange Act. See "Forward Looking Statements" elsewhere in this Offering Circular. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

A Note About Forward-Looking Statements

The statements, other than statements of historical fact, included in this report are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Overview

We released our flagship product, KeyPoint Alchemy™, in the fourth quarter of 2006. The KeyPoint Alchemy™ product provided (i) a simpler deployment model for our customers, (ii) significantly raised the average selling price of our KeyPoint Solution, and (iii) gave us an opportunity to position our products for immediate sales through OEMs.

In conjunction with the introduction of the new KeyPoint Alchemy™ product, we initiated a sales restructuring plan, primarily to implement a new revenue model with a three-prong approach of (i) selling through our inside sales team, (ii) recruiting select resell channel partners nationally and internationally, and (iii) focusing on OEMs to sell our solutions through their already existing channel.

This sales restructuring had a significant impact on revenues during the second quarter ended June, 2007 as reflected below. We have however made significant headway towards implementing this new sales strategy. Since the beginning of 2007, we have recruited five key resell partners and signed two OEM contracts. Our resell partners range from local US resellers focusing on US Enterprise and Government sales to strategic partners in UK and Australia. We continue to focus on recruiting more resellers and select OEM partners. The growth in revenues in third quarter ended September, 2007, reflects the start of our anticipated revenue growth based on the implementation of this new sales strategy.

Going forward we believe the implementation of this new 3-prong sales strategy will be a) more cost effective and efficient for our product sales and b) help us grow our direct customer pipelines more rapidly, which will lead to increasing revenues and speed of product deployment. We anticipate our reseller and OEM channel partners to mature over time contributing to a large portion of our going forward revenues.

Selected Financial Information Line Item Explanations

The following discussion and analysis provides information which management believes is relevant for an assessment and understanding of our unaudited financial condition and results of operations. The discussion should be read in conjunction with our unaudited financial statements and related notes and the other financial information included elsewhere in this report.

Revenue

Revenue consists of software license fees, hardware sales, support and maintenance fees, and professional services revenue.

Software license fees include one-time charges and license upgrade charges for our software products.

Hardware sales consist of charges for computer server hardware sometimes sold in conjunction with our software licenses.

Product support and maintenance revenue is from providing software support and maintenance to our customers that have purchased software support and maintenance. Under our maintenance agreement, a customer gains rights to unspecified product upgrades, maintenance releases, and patches released during the term of the support period. Product support is conducted via the internet and telephone access to technical support. In general, product support and maintenance will fluctuate with the renewal or non-renewal of support and maintenance contracts on an annual basis.

Professional services are comprised of services associated with our existing customer base and the delivery of professional services associated with new customer installations. Services revenue will fluctuate based on new customer sales and the complexity of the customer's technology environment along with the customer resources allocated to the implementation of our software.

Sales and Marketing

Sales and marketing expenses consist primarily of sales and marketing employee salaries, benefits and commissions, travel expenses, trade show related costs, seminars, and promotional activities and related materials.

Cost of Goods Sold

The cost of goods sold primarily consists of either individually or a combination of the cost of USB flash memory drives and computer hardware servers purchased from third parties.

Research and Development

Research and development expenses consist primarily of personnel, computer equipment, development tools, and other related costs associated with our product development efforts.

General and Administrative

General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance, administrative services personnel.

Other Expense, Net

Other expense, net consists of interest income and interest expense. Interest expense is from interest charges on the Company lines of credit.

Comparison between Fiscal Years Ended December 31, 2006 and 2005

Total Revenues

Total revenues for the year ended December 31, 2006 were $311,000, an increase of $289,000, from $22,000 for the year ended December 31, 2005. The increase resulted from non-recurring revenue from a new contract with an OEM channel partner. During the year ended December 31, 2006, we had one customer that individually accounted for 85% of total revenue. For the year ended December 31, 2005 we had two customers that individually accounted for 38% of revenue and 12% of revenue.

We generate revenue from the sale of software licenses and related support and maintenance. Our revenue from software license sales and from professional services rendered for installation, implementation, and training are nonrecurring.

As reflected above, during the year ended December 31, 2006, we increased revenues in all categories, *i.e.*, from our OEM, channel and direct customers. We believe our revenue model will provide greater long-term financial benefit to us as we expect increases in all our customer segments. We expect software license, support & maintenance and professional services revenues to increase significantly over time as our channel and OEM partner base continue to increase. Coupled with steady increases in our direct selling we expect greater long-term financial benefit from our newly implemented sales model.

We define recurring revenue as revenue derived from support and maintenance agreement renewals. All other revenue we define as nonrecurring.

Revenue

For the year ended December 31, 2006, revenues were $311000, an increase of $289,000 from $22,000 for the year ended December 31, 2005. Total revenue of $311,000 for the year ended December 31, 2006 is from a new OEM partner, direct sale customers and resellers. The increase was due to the signing of the new OEM partner, adding a reseller and the addition of two new customers.

During the year ended December 31, 2006, 85% of our revenue resulted from sales to OEM partners under contracts. We expect these revenues to grow significantly as their customer base and/or transaction volume grows, having a major impact on our revenues in future quarters. At the same time we continue to add resellers and new direct sale customers.

Concentration Risk

During the year ended December 31, 2006, the Company had one customer that accounted for more than 10% of our total revenues in the amount of $265,000. For the year ended December 31, 2005 we had one customer that accounted for more than 10% of our total revenues in the amount of $8,000.

Operating Expenses

Sales and Marketing

Sales expense for the year ended December 31, 2006 was $723,000, an increase of $299,000 from $424,000 for the year ended December 31, 2005. During 2006 we increased our sales staff to focus on four sales areas, telesales, outside sales, OEM and channel sales. Consequently, labor and related costs increased. Additionally, marketing related costs for the year ended December 31, 2006 increased $33,000 over the same period in 2005 due to an increase in recurring marketing program costs. Going forward, we plan to continue placing a greater emphasis on inside, OEM and channel sales as well as managing marketing costs.

Cost of Goods Sold

We incur costs for the purchase of third party server hardware that is sold to our customers for use in installing our Alchemy software. Some customers opt to use the Alchemy software with a "virtual" server. In these cases no hardware is provided to the customer. We anticipate customers opting for the "virtual" server and therefore do not anticipate cost of goods sold for hardware to increase substantially as sales increase. Cost of goods sold for the year ended December 31, 2006 increased, compared to the year ended December 31, 2005, going from $9,000 to $18,000. This is due increased sales that included hardware servers and USB devices.

Research and Development

Research and development expenses decreased $115,000 for the year ended December 31, 2006. Expenses for the year ended December 31, 2006 were $1,215,000 as compared to $1,330,000 for the year ended December 31, 2005. The savings primarily resulted from a reduction of outside contractor costs incurred in 2005 for employee recruiting, FIPs certification for our software and one-time engineering costs related to our KeyPoint Vault product.

General and Administrative

General and administrative expense for the year ended December 31, 2006 was $352,000, a decrease of $31,000 from $383,000 for the year ended December 31, 2005. The decrease was primarily due to lower legal fees incurred in 2006 for work on patents and trademarks. We will continue our efforts to manage administrative costs going forward.

Interest Income and Expense

Interest expense was $76,000 for the year ended December 31, 2006 as compared to interest expense of $2,000 for the year ended December 31, 2005, an increase of $74,000. The change was due to the accrual of interest on a Commercial Line of Credit with a variable interest rate. Interest income for the same periods was immaterial.

Income Tax Provision

The income tax provision for the years ended December 31, 2006 and 2005 consisted of the minimum state taxes due to our net losses anticipated for related years.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2006 was $11,280 and $4,800, respectively. For the year ended December 31, 2005, depreciation and amortization expense totaled $13,920 and $4,800, respectively. The decrease of $2,640 in depreciation expense for 2006 compared to 2005 resulted from certain fixed assets acquired in previous years becoming fully depreciated during 2006.

Comparison between Three and Nine Months Ended September 30, 2007 and 2006

Total Revenues

Total revenues for the nine months ended September 30, 2007 were $372,000, an increase of $232,000 from $141,000 for the same period in 2006. The increase resulted from the items detailed above, as well as signing a new OEM contract. During the three months ended September 30, 2007 we had one customer that accounted for 86% of total revenues during that period.

For the nine months ended September 30, 2007, operating expenses decreased by $347,000 or 17% compared to the same period in 2006. We implemented strong cost control policies across all departments and decreased overall headcount from the same period last year. We expect to continue our cost control efforts and evaluate headcount as our revenues continue to increase.

We generate revenue from the sale of software licenses and related support and maintenance. Our revenue from software license sales and from professional services rendered for installation, implementation, and training are nonrecurring.

As reflected above, during the nine months ended September 30, 2007, we increased revenues in all categories, *i.e.*, from our OEM, channel and direct customers. We believe our revenue model will provide greater long-term financial benefit to us as we expect increases in all our customer segments. We expect software license, support and maintenance and professional services revenues to increase significantly over time as our channel and OEM partner base continue to increase. Coupled with steady increases in our direct selling we expect greater long-term financial benefit from our newly implemented sales model.

We define recurring revenue as revenue derived from support and maintenance agreement renewals. All other revenue we define as nonrecurring.

Revenue

For the three months ended September 30, 2007, revenues were $241,000, an increase of $116,000 or 93% from $125,000 for the same period in the prior year. Total revenue of $241,000 for the three months ended September 30, 2007 is from OEM partners, direct sale customers, and resellers. The increase was due to the signing of a new OEM partner, adding a reseller as well as the addition of two new customers.

For the nine months ended September 30, 2007, revenue was $372,000, an increase of $232,000 from $140,000 for the same period in the prior year. Total revenue of $372,000 for the nine months ended September 30, 2007 is from two OEM partners, two resellers, and three direct sale customer with one of the direct sale customers being a repeat purchaser.

During the three months and nine months ended September 30, 2007, 83% and 81%, respectively, of our revenue resulted from sales to OEM partners under contracts. We expect these revenues to grow significantly as their customer base and/or transaction volume grows, having a major impact on our revenues in future quarters. At the same time we continue to add resellers and new direct sale customers.

Concentration Risk

During the three months ended September 30, 2007, the Company had one customer that accounted for more than 10% of our total revenues in the amount of $200,000. In the same period last year, we also had one customer that accounted for more than 10% of our total revenues in the amount of $123,000.

For the nine months ended September 30, 2007, we had two customers who individually accounted for more than 10% of our total revenues in the amount of $200,000 and $93,000, respectively. For the same period in 2006, we had one customer who accounted for more than 10% of our total revenues in the amount of $123,000.

Operating Expenses

Sales and Marketing

Sales expense for the three months ended September 30, 2007 was $227,000, an increase of $47,000 from $180,000 for the same period in 2006. For the nine months ended September 30, 2007, sales expense was $493,000, a decrease of $69,000, when compared to the same period in 2006. During the first quarter of 2007, we shifted our sales focus to a greater emphasis on inside, OEM and channel sales. Consequently, labor and related costs increased by $20,000 and decreased by $60,000, respectively, for the three months and nine months ended September 30, 2007 when compared to the same periods in 2006. The increase of $20,000 is due to adding an OEM and channel executive to our sales team in the third quarter of 2007. Additionally, marketing related costs during the first nine months of 2007 declined $32,000 over the same period in 2006 due to a reduction in recurring marketing program costs. Going forward, we plan to continue placing a greater emphasis on inside, OEM and channel sales as well as managing marketing costs.

Cost of Goods Sold

We incur costs for the purchase of third-party server hardware that is sold to our customers for use in installing our KeyPoint Alchemy™ software. Some customers opt to use KeyPoint Alchemy™ software with a "virtual" server. In these cases no hardware is provided to the customer. We anticipate customers opting for the "virtual" server and therefore do not anticipate cost of goods sold for hardware to increase substantially as sales increase. Cost of goods sold for the nine months ended September 30, 2007 decreased compared to the same period in 2006 going from $9,000 to $6000. This is due in part to a reduction in the price at which we purchase the hardware.

Research and Development

Research and development expenses decreased $89,000 to $222,000 for the three months ended September 30, 2007, as compared to $311,000 for the three months ended September 30, 2006. We had a decrease from $941,000 to $691,000 in research and development expenses for the nine months ended September 30, 2006 and 2007, respectively. The savings primarily resulted from a shift of additional software development costs to an offshore contractor.

General and Administrative

General and administrative expense for the three months ended September 30, 2007 was $85,000, a decrease of $18,000 from $103,000 for the same period in 2006. For the nine months ended September 30, 2007 and 2006, general and administrative expense increased $3,000 from $268,000 to $271,000. The net decrease for the three months ended September 30, 2007 was primarily due to lower professional services costs of $15,000. We will continue our efforts to manage administrative costs going forward.

Interest Income and Expense

Interest expense was $30,000, a decrease of $1,000 for the three months ended September 30, 2007 as compared to net interest expense of $31,000 for the three months ended September 30, 2006. The change was due to the Commercial Line of Credit variable interest rate. Interest income for the same periods was immaterial.

Interest expense was $84,000, an increase of $9,000 for the nine months ended September 30, 2007 as compared to net interest income of $75,000 for the same period in 2006. The change is due to increases and decreases in the principal balance and the variable interest rate on the Commercial Line of Credit. Interest income for the same periods was immaterial.

Income Tax Provision

The income tax provision for the three months and nine months ended September 30, 2007 and 2006 consisted of the minimum state taxes due to our net losses anticipated for related years.

Depreciation and Amortization

Depreciation and amortization expense for the three months and nine months ended September 30, 2007 was $2,200 and $6,700, respectively. For the three months and nine months ended September 30, 2006, depreciation and amortization expense totaled $4,000 and $12,000, respectively. The decrease of $1,800 and $5,300, respectively, for three months and nine months ended September 30, 2007 when compared to the same period in 2006 resulted from certain fixed assets acquired in previous years becoming fully depreciated during 2007.

Liquidity and Capital Resources

Overview

As of December 31, 2006, our working capital deficit balance was $2,325,000, as compared to a working capital deficit of $1,747,000 as of December 31, 2005. Our current assets increased by $96,000, mainly due to an increase in customer receivables. At the same time, our current liabilities increased $674,000, primarily due to the increased advances on the Commercial Line of Credit. The increase in working capital deficit was also attributable to the normal fluctuations in other current assets and current liabilities due to changes in timing from period to period.

As of September 30, 2007, our working capital deficit balance is $1,153,000, as compared to a working capital deficit of $765,000 as of December 31, 2006. Our current assets decreased by $110,000, mainly due to collection of receivables we also incurred an increase in current liabilities. The increase in working capital deficit was also attributable to the normal fluctuations in other current assets and current liabilities due to changes in timing from period to period.

As in the past, if our cash generated from existing and currently anticipated contracts is not sufficient to support our working capital requirements through the next quarter or the foreseeable future the sole shareholder will continue to advance loans to bridge any shortfall. We expect continued growth in our customer base and continue to maintain our operating costs in light of expected revenues. We are also focused on converting new sales opportunities to augment cash receipts from existing contracts.

As of December 31, 2006 the total principal and accrued interest balance of $1,560,000 related to our Commercial Line of Credit remained outstanding. We cannot, however, be certain that cash generated from future operations will be adequate to support our working capital requirements.

As of September 30, 2007, the outstanding balance of principal and accrued interest balance on our Commercial Line of Credit was $1,300,000. We cannot, however, be certain that cash generated from future operations will be adequate to support our working capital requirements.

Historically, our sources of liquidity primarily have been cash from operations and financing activities. In the remainder of 2007 and for 2008, we expect our sources of liquidity will continue to include cash from operations.

Due to our current liquidity position our ability to obtain additional third-party financing on acceptable terms will be limited. If we require additional financing, we cannot be certain that such financing will be available to us on acceptable terms, or at all.

Cash and Accounts Receivable

Cash and accounts receivable collectively increased $134,000 as of December 31, 2006 compared to December 31, 2005. This was primarily due to the increase in customer receivables of $116,000. Cash at December 31, 2006 was overdrawn by $13,000 compared to an overdraft of $31,000 as of December 31, 2005.

Cash and accounts receivable collectively decreased by $118,000 at September 30, 2007 from $113,000 at December 31, 2006, primarily due to the collection of $96,000 in accounts receivable and the net use of cash for operating needs. On September 30, 2007, the accounts receivable balance was $31,000, a decrease of $96,000, from the balance of $127,000 on December 31, 2006.

Liabilities

Accounts payable and accrued expenses increased by $171,000 to $936,000 at December 31, 2006 from $765,000 at December 31, 2005 and by $277,000 to $1,213,000 at September 30, 2007 from $936,000 at December 31, 2006, in each case largely due to the timing of payments of outstanding invoices and other accruals.

On April 1, 2003, we issued the $4,000,000 Vaidya Note in favor of the Vimal and Shubhangi Vaidya Revocable Trust, of which our President and CEO is a grantor and trustee. On January 15, 2006 we amended the Vaidya Note to extend the principal amount from $4 million to $8 million. In March of 2007, we amended the Vaidya Note due to extend the maturity date from April 1, 2007 to April 1, 2009. The outstanding principal balance of $7,364,247 at September 30, 2007, is classified as a long-term liability.

In June 2005, we obtained a line of credit (the "Commercial Line of Credit") from a bank in the initial amount of $1 million. Our sole shareholder is the guarantor for the Commercial Line of Credit. In June of 2006, we obtained a $500,000 increase in the Commercial Line of Credit. All amounts due thereunder are payable upon demand from the bank, which may demand payment at any time even if we are not in default. Interest accrues on the outstanding balance at a variable rate equal to the LIBOR Rate in effect at the time of each advance plus 3%. As of September 30, 2007, December 31, 2006, and December 31, 2005, the current balances were $1,300,000, $1,560,000, and $1,057,000, respectively.

In June 2007, we obtained an $80,000 business line of credit from a bank. The balance on this line of credit, included on the balance sheet at September 30, 2007 in the Line of Credit, was $75,000. Interest on the unpaid principal balance accrues at an adjustable rate based on the prime rate plus 2.75%. As of September 30, 2007 the interest rate was 11%. The accrued interest balance is due in full each month.

Deferred revenue at September 30, 2007 decreased $7,800 or 35%, to $14,700, as compared to $22,500 on December 31, 2006. Deferred revenue at December 31, 2006 increased $20,000, from $2,500 to $22,500, as compared to December 31, 2005. Deferred revenue represents all invoice billings that have been collected from the customer but cannot yet be recognized as revenue, including maintenance renewals and nonrecurring services. This deferred revenue is being ratably recognized over the length of the maintenance renewals, usually 12 months. The decrease between December 2006 and September 2007 is due to timing of monthly recognition of revenue as it relates to new customers purchasing support and maintenance agreements. The increase between December 2005 and December 2006 is due to timing of monthly recognition of revenue as it relates to new customers purchasing support and maintenance agreements and deferral of revenue for products not yet delivered to customers.

Cash Flows

For the nine months ended September 30, 2007, net cash used by operating activities of $958,000 resulted from a net loss of $1,409,000 and non-cash expenses of $7,000 as well as a net increase in operating liabilities over operating assets of $444,000. Net cash used by operating activities of $1,786,000 for the nine months ended September 30, 2006 resulted primarily from a net loss offset by a net increase in current liabilities over accounts receivable and other current assets.

For the year ended December 31, 2006, net cash used by operating activities of $2,229,000 resulted from a net loss of $2,409,000 and non-cash expenses of $16,000 as well as a net increase in operating liabilities over operating assets of $164,000. Net cash used by operating activities of $2,293,000 for the year ended December 31, 2005 resulted primarily from a net loss of $2,429,000, non-cash expenses of $19,000 as well as a net increase in current operating liabilities over operating assets of $117,000.

For the nine months ended September 30, 2007, net cash used in investing activities was zero, compared to $5,000 for the same period in 2006. Net cash used for the nine months ended September 30, 2006 was due to the acquisition of capital equipment.

For the year ended December 31, 2006, net cash used in investing activities was $5,130, compared to $3,189 for the year ended December 31, 2005. Net cash used for the years ended December 31, 2006 and 2005 was for the acquisition of capital equipment.

Net cash provided by financing activities totaled $935,000 for the nine months ended September 30, 2007, compared to net cash provided by financing activities of $1.8 million for the nine months ended September 30, 2006. This change was primarily due to payments made on the line of credit and a smaller amount of shareholder loan advances in 2007.

Net cash provided by financing activities totaled $2,251,676 for the year ended December 31, 2006, compared to net cash provided by financing activities of $2,242,800 for the year ended December 31, 2005. From 2005 to 2006, credit line advances decreased from $1,056,800 to $431,476 and shareholder advances increased from $1,186,000 to $1,820,200.

Off-Balance Sheet Arrangements

We have no off-balance sheets arrangements.

BUSINESS

General

RedCannon Security, Inc. is a developer of centrally managed, secure mobile-access solutions for business enterprises seeking security for their computer networks. We began operations in 2003. Since then, the primary focus of our product development has been on USB security. RedCannon extends security policies beyond the network perimeter, allowing policy enforcement to travel with the user. Our solutions support leading industry standards for encryption and authentication and enable secure remote access to enterprise applications, while leaving no trace of user activity on the host computer. Our product line includes KeyPoint Access, KeyPoint Armor, KeyPoint Vault, KeyPoint Manager, and KeyPoint Alchemy™.

We were incorporated in the State of California on December 12, 2002 as "Desecurity, Inc." On June 21, 2003, we filed a Certificate of Amendment of Articles of Incorporation, changing our name to "RedCannon Security, Inc." On November 26, 2007, we filed a Certificate of Amendment of Articles of Incorporation increasing the number of our authorized shares to a total of 120,000,000, of which 100,000,000 shares are designated as common stock, no par value per share, and 20,000,000 shares are designated as preferred stock, no par value per share. The Amended Articles of Incorporation provide that our Board of Directors shall designate and fix the rights, privileges, preferences, and restrictions attributable to the preferred stock. At the present time, no rights, privileges, preferences, or restrictions have been designated or fixed. On December 28, 2007 we filed a Certificate of Determination of Rights, Privileges, Preferences and Restricted which established our Series A Preferred to consist of up to 2,500,000 shares, no par value per share. The Series A Preferred do not have a dividend preference, but have a $1.00 per share liquidation preference in favor of the common stock upon the liquidation, dissolution, or winding up of the Company. At the option of the holder, the Series A Preferred is convertible into our common shares at the rate of ten shares of common stock for each share of preferred stock. The conversion rate will be adjusted in the event of a subdivision or combination of the common stock.

Our principal executive offices are located at 42808 Christy Street, Suite 108, Fremont, California 94538. Our telephone number is 510-498-4100.

Products

RedCannon KeyPoint is a centrally managed **USB ULTRA-MOBILE CLIENT** for protecting Enterprise users while working on unknown unprotected endpoints. The KeyPoint solution does not require any prior software installations and does not install anything on a PC. Our first two products are KeyPoint Access and KeyPoint Vault, which deliver sanitized workspaces for Remote Access and secure mobile storage. Both solutions benefit from policy based centralized management.

KeyPoint Access

KeyPoint Access creates an instant secure environment on any windows computer, anywhere - delivering trusted universal access to Internet and enterprise application including SSL VPNs and Citrix. The ultra-mobile client improves mobility and leaves no trace of user's activity or Citrix session on host computer.

Automatic spyware scans assures the cleanliness of the hosting PC and protects the enterprise network from security threats and potential compromise. KeyPoint Access simplifies the deployment of strong authentication and assures user identity through standards-based authentication and embedded RSA and OATH software. KeyPoint Access centralizes management with policy control, tracking, auditing, and compliance reporting.

KeyPoint Access enables enterprises to offer truly *uniform-user-experience* for remote access not matter the user uses a PC at home, at work, at a partner site or a 3rd party Internet Kiosk.

KeyPoint Vault

KeyPoint Vault is the first centrally-managed mobile storage solution providing standards-based, military-grade software encryption and storage. Its Window's explorer type user interface and drag-and-drop encryption simplifies mobile data security by automatically encrypting and compressing files. Further, KeyPoint Vault prevents data leakage and protects private information user lockout and self destruction features. KeyPoint Vault provides:

- Enterprise-class compliance reporting;
- Remote manageability for data access, usage tracking, password recovery and lost, stolen or re-assigned KeyPoints;
- Remote document distribution for secure distribution of enterprise specific classified documents to users;
- Location awareness for backup and restore of user data on local or central data repository.

KeyPoint Manager

KeyPoint Manager provides remote device control features and rich reporting. From one centralized location, IT managers can control the applications, content, and even the usage of the mobile USB devices. KeyPoint Manager uses an on-line or off-line access based file-structure driven architecture for management and auditing of KeyPoint devices. This unique patent-pending architecture allows a simple yet very scalable deployment of mobile devices. The KeyPoint Manager provides provisioning capabilities and enterprise-scale management capabilities including:

- Policy Compliance
- Usage Tracking, Auditing and reporting
- Central Password Recovery
- Secure Document Distribution to user groups
- Remote Lockout or Self-destruct of the device
- Software change management
- RSA seed or digital certificate provisioning

KeyPoint Alchemy™

Our KeyPoint Alchemy™ is a revolutionary solution that transforms any off-the-shelf USB Flash Drive into a trusted corporate remote access and secure storage device. KeyPoint Alchemy™ is an easy-to-deploy 1U Linux based appliance that sits at the Enterprise perimeter and seamlessly plugs in to enterprise infrastructure components, such as Active Directory, RSA Authentication Manager and Citrix Presentation Server.

KeyPoint Alchemy™ delivers KeyPoint's power combination of instant endpoint security and mobile encryption to generic flash drives. KeyPoint Alchemy™ provides a policy driven environment for complete USB memory device life cycle management from provisioning to password reset to remote destruction. KeyPoint extends security policy beyond the network perimeter with the convenience of an easy-to-use appliance.

Sales, Marketing, and Distribution

Our sales efforts are primarily based on a three-prong approach of (i) selling to direct customers through our inside sales team, (ii) recruiting select resell channel partners nationally and internationally, and (iii) focusing on OEMs to sell our solutions through their already existing channels.

Inside Direct Sales

We have a direct sales team with account managers covering the east coast, west coast, and central region of US along with dedicated sales engineers. For lead development, we also have a small tele-sales team which is responsible for nurturing and qualifying sales prospects. Inside Sales plans to convert prospects into trialing customers before handing them over to account managers. Since our products do not require high level of engineering involvement from us for deployment at our customer sites, we believe selling over the Internet and phone using over inside sales team is the most efficient way for us to sell our solutions. We expect to continue to increase investment in our inside direct sales force.

Two-Tier Channel Sales

Since our mobile-clients solution becomes a natural extension of already existing Enterprise remote access infrastructure of Citrix and RSA deployments, our long-term sales strategy is to mirror the top tier Citrix and RSA channel partners. Citrix has over 1,500 resellers world-wide and RSA has over 1,000 resale partners. Both Citrix and RSA sell 100% through their channel partners in a mostly two-tier distribution structure. We intend to follow the same two-tier model of channel partners and have already signed up several national and international Citrix and RSA partners. To that end, we intend to put together a dedicated channel development team including a channel manager and a dedicated sales engineer who are responsible for managing an extensive channel partner program including channel training and support.

The primary target distributors and resellers are a cross of RSA and Citrix partners who are covering non-overlapping geographies and/or vertical markets in order to avoid flooding the channel.

OEM

We have signed OEM agreements with two large, public USB hardware provider companies and are working on several other OEM deals, particularly with USB flash drive vendors and Remote Access Security solutions providers. We expect OEM sales to be one of our core segments of revenue generation and believe this strategy will help us generate significant revenues in next three years in non-overlapping markets.

Competition

We compete on several fronts with different sets of competitors. Specifically, we compete in the mobile encryption market and portable remote access products market.

In the Data Leakage Prevention (DLP) market for USB flash drives, most major USB flash drive vendors, such as SanDisk, Kingston, Lexar, and others, offer hardware based encrypted USB drives. However, our unique value proposition is our remote management capability, use any-place software and FIPS certification which differentiates KeyPoint encryption from stand-alone encryption products – both hardware and software.

In the Virtual Application and Virtual Desktop segment, we compete with a few virtual application start-ups, such as Thinstall, Moka5, and Ringcube. Solutions from these vendors lack enterprise-scale central management capabilities to manage large numbers of corporate users. The RedCannon strategy of partnering with large application providers, such as Citrix Systems, RSA Corporation, and VMWare, has also helped us create an eco-system in this market to sell our solutions.

Intellectual Property

We have the following trademarks with the U. S. Patent and Trademark Office, the word "Fireball" (Reg. No. 2,946,561, registered on May 3, 2005) and the Fireball logo together with the word (Reg. No. 2,977,609, registered on July 26, 2005). We also have trademarks pending registration in the United States "KeyPoint Alchemy™."

We use appropriate trademark and copyright notices with our packaging and promotional materials. All of our employees have entered into confidentiality agreements with us, pursuant to which they have agreed to keep confidential and not use our trade secrets, except to our benefit. We do not have any approved patents. We believe that we are not infringing on the intellectual property rights of any third party, and we intend to take all necessary and appropriate action to protect against dilution or imitation of our products, packaging, and promotional materials and to defend our trademarks, copyrights, and trade secrets against such infringements.

Employees

As of December 1, 2007, we had 31 employees, all of whom were full-time employees. Our employees are categorized and based as follows:

Administration and Finance	Fremont, California	2
Sales	Fremont, California	2
	Fresno, California	1
	Rowlett, Texas	1
	Rochester, New Hampshire	1
	Milton, New Hampshire	1
	Morganville, New Jersey	1
	Naples, Florida	1
Marketing	Fremont, California	1
Engineering	Fremont, California	5
	Mumbai, India (1)	15

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(1) The individuals providing services in Mumbai, India are contracted for from a 3rd party, Internet Trends (India) Pvt. Ltd., which is controlled by our President and CEO.

We believe the relationship we have with our employees is good.

Description of Property

We currently lease our executive offices, which are located at 42808 Christy Street, Suite 108, Fremont, California 94538, under a lease agreement extending through December 31, 2007. Our leased premises consist of approximately 2,500 square feet with a monthly lease payment of $4,400.00. The original full service – gross lease commenced on March 10, 2003. For the past 3 years, the lease has been extended for successive six-month periods. We expect to enter into another extension of the lease prior to the termination date. In addition, we are seeking larger facilities in the area in which we are located in order to provide adequate space for the anticipated growth in our business operations.

Our sales employees based outside of our Fremont, California, offices do not require office space. Our engineering facilities in Mumbai, India are full-time contract engineers. This team of engineers is located in a leased facility operated by a third-party firm with which we have a development contract. The third-party firm, Internet Trends (India) Pvt. Ltd., is controlled by our President and CEO.

MANAGEMENT

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position
Vimal Vaidya	42	Chairman of the Board, President, Chief Executive Officer, Secretary
John Jeffries	42	Vice President of Marketing
Jim Leonard	50	Vice President of Inside Sales
Brett Martin	45	Vice President of Channel and OEM

The Company's directors have been elected to serve until the next annual meeting of the shareholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's Articles of Incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Vimal Vaidya has served as our President, Chief Executive Officer, Secretary, and Chairman of the Board since its inception on December 12, 2002. Before founding the Company, he was the founder, President and Chief Executive Officer for iPolicy Networks of Fremont, California, where from March 2000 to January 2003, he took that entity from product concept and transformed it into a multi-million dollar business. Prior to iPolicy Networks, Mr. Vaidya was the Vice President of Intrusion Detection and assessment for Axent Technologies, Inc., based in Rockville, Maryland, where he was responsible for engineering and marketing that entity's network security product line. He came to Axent through the acquisition of Internet Tools, Inc., of Fremont, California, where he was the founder, President and Chief Executive Officer. Internet Tools was a pioneer in signature-based IDS. He founded Internet Tools in August 1997 and left the successor company in January 2000. Before Internet Tools, Inc., Mr. Vaidya was the Vice President of the Security Products Group for ON Technology Corp., based in Boston, Massachusetts. He was responsible for creating a network security product line business. He joined ON Technology Corp. through the acquisition of NeTrend Corp., of San Jose, California, which he founded in December 1994 and served as its President and Chief Executive Officer. Mr. Vaidya left ON Technology in July 1997. Prior to starting NeTrend Corp., he served in lead engineering positions at SBE Inc. of San Ramon, California from July 1991 to November 1994. Mr. Vaidya was employed by Systems Strategies of New York City, New York from November 1989 to June 1991. He holds a Bachelor of Electronic Engineering from MS University in India and a Masters in Computer Science from New Jersey Institute of Technology.

John Jefferies has served as our Vice President of Marketing since January of 2006. Prior to joining us, he served as Senior Director, Product Marketing for Teros of Sunnyvale, CA, where he was employed beginning in early 2005. Previous to that, during 2004, Mr. Jefferies served as a Consultant for Infogain of Los Gatos, California. Prior to that, from, 2002 to 2003, he was Vice President, Marketing and Product Management for Silicon Defense, based in Eureka, California.

Jim Leonard has served as our Vice President of Inside Sales since June 1, 2007. Prior to joining us, he served as Vice President Sales for Caymas Systems of San Jose, California from July 2006 to March 2007. Previous to that, Mr. Leonard was Director of Inside Sales for FrontRange Solutions, based in Dublin, California, from June 2005 through June 2006, and was a Partner and CEO of Euresto Partners of Modesto, California from February 2001 through June 2005.

Brett Martin has served as our Vice President of OEM and Channel Sales since July of 2007. Prior to joining us, he was Director of Enterprise Sales for Micron, Inc. of Boise, Idaho, from April 2006 to July 2006, President of Coda Networks, Inc., based in Naples, Florida, from April 2004 to April 2006, and Senior Vice President of Sales and Marketing of DynTek, Inc., of Irvine, California from October 2000 to April 2004.

During the past 5 years, none of the above individuals has:

- been convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);
- been the subject of the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;
- been the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated;
- been the subject of the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited his involvement in any type of business or securities activities; or
- been the subject of bankruptcy proceedings, except that Mr. Leonard served as Vice President of Sales for Caymas Systems when it entered bankruptcy proceedings in March 2007.

Committees

Our Board of Directors does not have an Audit Committee, Compensation Committee, or Nominating and Corporate Governance Committee because, due to the Board's composition and our relatively limited operations, we have been able to manage the issues normally considered by such committees effectively. From time-to-time, our Board of Directors may undertake to review the need for these committees.

REMUNERATION OF DIRECTORS AND OFFICERS

The aggregate annual remuneration of the three highest paid officers and directors during the Company's past two years and the remuneration to date for the current fiscal year.

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Comp ($)	Nonqualified Deferred Comp Earnings ($)	All Other Comp ($)	Total ($)
	2007	180,000	-	-	-	-	-	-	
Vimal Vaidya, CEO and President	2006	180,000	-	-	-	-	-	-	
	2005	180,000	-	-	-	-	-	-	

Employment Agreements

Employees of the Company are employees at will and are required to execute confidentiality and non-competition agreements.

Stock Options

The Company's board of directors and majority shareholders approved the adoption of the Company's 2003 Stock Plan on November 1, 2003. The following summary description of the 2003 Stock Plan is qualified in its entirety by reference to the 2003 Stock Plan, a copy of which is available from the Company.

Purpose

The purpose of the 2003 Stock Plan is to provide a means whereby directors, officers, other employees and Third-Party Service Providers of the Company and its affiliates and/or subsidiaries develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to our business, thereby advancing our interests and those of our shareholders. A further purpose of the 2003 Stock Plan is to provide a means through which the Company may attract able individuals to become employees, or to serve as directors, officers, or Third-Party Service Providers and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of us are of importance can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company.

Administration

The 2003 Stock Plan will be administered by the full Board or a committee designated by the Board to administer the plan (the "Committee"). All awards made to a director who is not an employee shall be determined by the Board. All awards intended to satisfy the requirements of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended from time to time ("Code"), as performance-based compensation must be determined by a Committee that is comprised solely of two or more non-employee directors. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the participants, the Company, and all other interested individuals.

Types of Awards

The 2003 Stock Plan provides for the grant of Nonqualified Options ("NQSO") and restricted stock to employees, non-employee directors, and consultants of ours and our affiliates and/or subsidiaries and for Incentive Options ("ISO") to employees of ours and our affiliates and/or subsidiaries.

Shares Available for Awards

No more than a total of 5,000,000 shares of stock may be granted to participants under the 2003 Stock Plan.

Share Usage

Shares covered by an award shall only be counted as used to the extent they are actually issued. Any shares related to awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the 2003 Stock Plan.

Eligibility

Individuals eligible to participate in the 2003 Stock Plan include all non-employee directors, employees, and consultants of ours and our affiliates and/or subsidiaries, as to NQSOs and employees of ours and our affiliates and/or subsidiaries as to ISOs.

Term of the 2003 Stock Plan

Unless sooner terminated as provided herein, the 2003 Stock Plan shall terminate on November 1, 2013. After the 2003 Stock Plan is terminated, no awards may be granted but awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the 2003 Stock Plan's terms and conditions.

Amendment and Termination of the 2003 Stock Plan

The Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the 2003 Stock Plan and any award agreement in whole or in part. Our shareholders must approve of any repricing, replacing, regranting through cancellation, or lowering of the option price of a previously granted option.

Amendment

In the event of any corporate event (including, but not limited to, a change in the shares of the Company or the capitalization of the Company), or transaction, as described in the 2003 Stock Plan, in order to prevent dilution or enlargement of participants' rights under the 2003 Stock Plan, the Committee shall substitute or adjust, as applicable, the number and kind of shares that may be issued under the 2003 Stock Plan or under particular forms of awards, the number and kind of shares subject to outstanding awards, the option price or grant price applicable to outstanding awards, the annual award limits, and other value determinations applicable to outstanding awards.

Term of the Options

Each option must terminate no more than ten years from the date it is granted (or five years in the case of ISOs granted to an employee who is deemed to own in excess of ten percent of the combined voting power of our outstanding equity stock).

Option Price

The option price (*i.e.*, the price at which shares may be acquired upon exercise of the option) for each grant of an option under the 2003 Stock Plan shall be as determined by the Committee and shall be specified in the award agreement. The option price shall be: (i) based on 85% of the fair market value ("FMV") of the shares on the date of grant (except in respect of a grant of an ISO to a person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries or (ii) set at a premium to the FMV of the shares on the date of grant.

Option Exercise

Options shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each participant. Options shall be exercised by the delivery of a notice of exercise to the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of shares with respect to which the option is to be exercised, and accompanied by full payment for the shares.

Restricted Shares

Subject to the terms and provisions of the 2003 Stock Plan, the Committee, at any time and from time to time, may grant Restricted Shares to participants in such amounts, and upon such terms, as the Committee shall determine. Each certificate representing Restricted Shares granted pursuant to the 2003 Stock Plan must bear a legend identifying the share as subject to restrictions under the 2003 Stock Plan. Except as otherwise provided in the 2003 Stock Plan, Restricted Shares covered by each Restricted Share award shall become freely transferable by the participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse. Participants holding Restricted Shares granted hereunder may be granted the right to exercise full voting rights with respect to those shares during the period of restriction.

Vesting

The Company has a repurchase right of Shares issued pursuant to the exercise of an option or a restricted stock sale, which right generally lapses upon termination of the holder's services to the Company at least as rapidly as 20% per year over the five-year period commencing on the date of the option grant or award or sale of the shares (as relevant). The Company's right may be exercised only for cash or for cancellation of indebtedness incurred in purchasing the Shares or exercising the option. The Company can exercise such right only within 90 days after the later of (i) the holder's termination of the optionee's service to the Company or, in the case of an exercised option, (ii) the date of the option exercise.

Certain Federal Income Tax Consequences

The following is a brief summary of the principal federal income tax consequences of awards under the 2003 Stock Plan. This summary is not an exhaustive description and does not describe all applicable federal, state, or local tax laws.

Incentive Stock Options

A 2003 Stock Plan participant is not subject to federal income tax at the time of either the grant or the exercise of an ISO. In the year in which an ISO is exercised, however, the amount by which the fair market value of the shares of common stock received upon the exercise of an ISO exceeds the exercise price will constitute an adjustment to the option holder's income in computing alternative minimum taxable income. Such adjustment could result in the imposition of, or increase the amount of, the option holder's "alternative minimum tax" under the Code, as amended. If an option holder does not dispose of such shares of common stock within two (2) years after the ISO was granted or one (1) year after the ISO was exercised, whichever is later (any disposition within those periods is a "disqualifying disposition"), then any gain or loss recognized upon such disposition generally will be treated as long-term capital gain or loss. In such event, the Company will not receive a tax deduction on either the exercise of the ISO or on the sale of the underlying common stock.

If an option holder makes a "disqualifying disposition," the option holder will realize ordinary income in an amount equal to the lesser of (i) the fair market value of the common stock on the date the ISO is exercised minus the exercise price, or (ii) the sales price received by the option holder on the disposition of such common stock minus the exercise price. In such event, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the option holder. If a sale is a disqualifying disposition, the option holder also may realize short-term or long-term capital gain or loss, if such shares constitute capital assets in an option holder's hands. The gain or loss will be measured by the difference between the fair market value of the shares on the date of exercise of the ISO and the sales price of the shares.

For purposes of the alternative minimum tax, or AMT, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price generally will be an adjustment included in the optionee's AMT income. If there is a disqualifying disposition of the share in the year in which the option is exercised, there will be no adjustment for AMT purposes with respect to the share. If there is a disqualifying disposition in a later year, no income is included in the optionee's AMT for that year. For cap AMT purposes, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for AMT purposes.

Non-Qualified Stock Options

No income is realized by an option holder upon the grant of an NQSO. Upon the exercise of an NQSO, however, the amount by which the fair market value of the common stock on the date of exercise exceeds the exercise price will be taxed as ordinary income to an option holder and the Company will be entitled to a deduction in an equal amount. Such amount will not be an adjustment to income in computing alternative minimum taxable income. Upon subsequent sales of common stock received upon exercise of NQSO's, an option holder may realize short-term or long-term capital gain or loss, depending upon the holding period of the shares, if such shares constitute capital assets for the option holder. The gain or loss will be measured by the difference between the sales price and the tax basis of the shares sold. The tax basis for this purpose will be the sum of the exercise price and the amount of ordinary income realized by the option holder as a result of such exercise.

Restricted Stock

A participant who has been awarded Restricted Shares will not realize taxable income at the time of the award, and the Company will not be entitled to a deduction at that time; provided, however, that the participant may elect to treat the value of the shares as income at the time of receipt (without regard to restrictions) by filing with the IRS (with a copy to us) an election under Section 83(b) of the Code no later than thirty days after the issuance date. When the restrictions on the Restricted Shares lapse, the participant will have ordinary income and the Company will have a corresponding deduction. The measure of such income and deduction will be the fair market value of the shares at the time the restrictions lapse.

$1,000,000 Compensation Limit

The Code limits the deductibility (under certain circumstances) of compensation that exceeds $1,000,000 annually that is paid by the Company to the Chief Executive Officer and the next three most highly compensated executive officers (other than the principal financial officer) as determined at the end of the Company's taxable year. The Code and the regulations promulgated thereunder provide certain exclusions from the amounts included in the $1,000,000 limitation, including compensation that is "qualified performance-based compensation" within the meaning of the regulations. The 2003 Stock Plan generally is intended to satisfy the requirements set forth in the regulations with respect to "qualified performance-based compensation" with respect to options that are exercisable at an exercise price of not less than 100% of the fair market value of a share of common stock on the date of grant. However, if an option is exercisable at a price less than 100% of the price of a share of common stock on the date of grant, the compensatory element of such NQSO (*i.e.*, the excess of such fair market value over the exercise price) will not constitute "qualified performance-based compensation," unless the exercise of options is contingent upon the attainment of pre-established performance goals.

Miscellaneous

The 2003 Stock Plan is not qualified under Section 401 of the Code. In addition, the 2003 Stock Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The 2003 Stock Plan is not intended to be a funded plan.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND CORPORATE GOVERNANCE

There are no material relationships between us and our current directors and executive officers, other than as described below.

Our President and CEO is one of the grantors and trustee of the trust to which, as of September 30, 2007, we are indebted in the approximate amount of $7.4 million. The current term of the Vaidya Note is April 1, 2009. We granted the payee of the Vaidya Note the option to convert up to $2,500,000 of principal into shares of our Series A Preferred at a ratio of one share for each one dollar so converted. Any such conversion of the Vaidya Note into convertible preferred shares and, thereafter, into common shares is at the sole discretion of the holder of the Vaidya Note and must be completed prior to April 1, 2009.

In June 2005, we obtained a line of credit from a bank in the initial amount of $1 million. Our President and CEO is the guarantor for the line of credit. In June of 2006 we obtained a $500,000 increase in the line of credit. All amounts due under this line of credit agreement are payable upon demand from the bank and the bank may demand payment at any time even if we are not in default under the agreement. Interest accrues on the outstanding balance at a variable rate equal to the LIBOR Rate in effect at the time of each advance plus 3%. As of September 30, 2007, the current balance on the line of credit was $1,072,492 plus accrued interest of $152,392. The Vaidya Note has been subordinated to the obligations under the line of credit.

Our facilities and engineers based in Mumbai, India, are provided by a 3rd party, Internet Trends (India) Pvt. Ltd., which is controlled by our President and CEO.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering (%)	After Offering (%)	
			(Minimum)	(Maximum)
Vimal Vaidya [1]	45,000,000	100	98.3	93.8
All officers and directors as a group (4 persons) [2]	45,125,000	100	98.5	94.0

1. Includes 35,000,000 shares owned of record by Mr. Vaidya and 5,000,000 shares each owned of record by the Mohini Vaidya 2000 Educational Trust and the Shray Vaidya 2002 Educational trust, of which Mr. Vaidya is a trustee.

2. Includes options granted under the 2003 Stock Plan to one of the persons included therein for the purchase of up to 125,000 shares of the Company's common stock.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 common shares and 20,000,000 preferred shares, of which 2,500,000 have been designated as Series A Preferred. As of the date of this Offering Circular, there were 45,000,000 common shares issued and outstanding and no preferred shares issued and outstanding.

Under our Articles of Incorporation, our common shares are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations, and restrictions as apply to other shares. Our common stock is the only class of voting securities issued and outstanding. Holders of our common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of our common shares do not have cumulative voting rights.

The holders of our common shares are entitled to dividends when and if declared by our Board of Directors from legally available funds. The holders of our common shares are also entitled to share pro rata in any distribution to shareholders upon our liquidation or dissolution.

The Units being offered consist of four shares of our common stock, two 90-day Class A Warrants, exercisable at $1.10, and one 180-day Class B Warrant, exercisable at $1.40. The purchase price for each Unit is $3.00 with a minimum purchase of 250 Units or $750.00. Forms of the Class A Warrant and the Class B Warrant are attached to this Offering Circular as Exhibits B and C, respectively.

Our Series A Preferred consists of up to 2,500,000 shares, no par value per share. The Series A Preferred do not have a dividend preference, but have a $1.00 per share liquidation preference in favor of the common stock upon the liquidation, dissolution, or winding up of the Company. At the option of the holder, the Series A Preferred is convertible into our common shares at the rate of ten shares of common stock for each share of preferred stock. The conversion rate will be adjusted in the event of a subdivision or combination of the common stock.

PLAN OF DISTRIBUTION

We anticipate that the Units may be offered and sold by our executive officers and directors or through the selling efforts of brokers or dealers not yet identified. We have not entered into any arrangements with any underwriter or placement agent for the sale of the Units. If we locate a broker or dealer to offer the Units, we expect to file an amendment to this Offering Circular with the SEC that would identify such broker or dealer.

Each investor will execute a subscription agreement, the form of which is attached hereto as Exhibit A, in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this Offering.

The offering will terminate 90 days after the qualification of the Offering Statement of which this Offering Circular is a part, with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received will be held by Bryan Cave LLP, which will hold the funds in a bank account until notification for release from the Company. The Company is offering the shares on a "best efforts, all-or-none basis" for a minimum of 200,000 Units, to a maximum of 750,000 Units on a best efforts basis thereafter. Upon the closing of the Minimum Offering and at the various closings thereafter, if any, the proceeds from the sale of the Units will become immediately available for use by the Company. Stock certificates representing the number of shares purchased will be delivered to the investor by Bryan Cave LLP, which entity serves as the subscription agent for the Offering and as the Company's transfer agent.

DILUTION

As of September 30, 2007, the net tangible book value per share of our Common Stock was $(.218). "Net tangible book value per share" represents the amount of our tangible assets, less the amount of its liabilities, divided by the number of shares of Common Stock outstanding.

After giving effect to the issuance of the 800,000 shares of Common Stock offered hereby (Minimum Offering) or 3,000,000 shares of Common Stock offered hereby (Maximum Offering) at an offering price of $.75 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, and the receipt of the proceeds therefrom and assuming no exercise of any outstanding stock options or any warrants granted in conjunction with this Offering, the net tangible book value per share of Common Stock as of September 30, 2007, would have been $(.203) (Minimum Offering) or $(.151) (Maximum Offering). This would result in dilution to the new investors, *i.e.*, the difference between the purchase price of the shares and the net tangible book value per share after the Minimum Offering of $.735 per share or the Maximum Offering or $.683 per share. The following table illustrates the per share dilution:

Minimum Offering:

Offering price per share [1]		$.75
Net tangible book value per share as of September 30, 2007	$(.218)	
Increase per share attributable to the sale by the Company of the shares offered hereby	$ .015	
Net tangible book value per share after the Offering [2]		(.203)
Dilution of net tangible book value per share to new investors		$.735

Maximum Offering:

Offering price per share [1]		$.75
Net tangible book value per share as of September 30, 2007	$(.218)	
Increase per share attributable to the sale by the Company of the shares offered hereby	$.067	
Net tangible book value per share after the Offering [2]		(.151)
Dilution of net tangible book value per share to new investors		$.683

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1. Before deducting placement agent commissions and estimated offering expenses to be paid by the Company.

2. Assumes no exercise of the options to purchase Common Stock that were outstanding at September 30, 2007 or warrants that are to be granted in connection with this Offering. Outstanding options, all of which were granted under the 2003 Stock Plan prior to September 30, 2007, cover the purchase of an aggregate of 2,623,698 shares at a weighted average exercise price of $.01.

Giving effect to the exercise of all such warrants, the adjusted net tangible book value of the Common Stock as of September 30, 2007, after the Minimum Offering would have been $(.182) and after the Maximum Offering would have been $(.088). This would result in dilution to the new investors of $.714 and $.130, respectively.

LEGAL MATTERS

The validity of the shares of common stock offered by this Offering Circular has been passed upon for us by Bryan Cave LLP, Irvine, California.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under our bylaws, no director or officer will be held personally liable to us or our shareholders for damages resulting from a breach of fiduciary duty as a director or officer unless such breach involves intentional misconduct, fraud, a knowing violation of law, or a payment of dividends in violation of the law. Also, under our bylaws, directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative. This same indemnification is provided pursuant to California Corporations Code Section 5238, except the director or officer must have acted in good faith and in a manner that he believed to be in our best interest, and the shareholders or the board of directors, unless ordered by a court, must approve any discretionary indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This Offering Circular is part of an Offering Statement pursuant to Regulation A of the Securities Act which was filed by us with the SEC. Because the SEC's rules and regulations allow us to omit certain portions of the registration statement from this Offering Circular, this Offering Circular does not contain all the information set forth in the Offering Statement. You may review the Offering Statement and the exhibits filed with, or incorporated therein by reference in, the Offering Statement for further information regarding us and the Units consisting of shares of our common stock and warrants offered by this Offering Circular. Statements contained in this Offering Circular as to the contents of any contract or any other document are summaries of the material terms of such contracts or other documents. With respect to these contracts or other documents filed, or incorporated therein by reference, as an exhibit to the Offering Statement, we refer you to the exhibits for a more complete description of the matter involved. The Offering Statement and its exhibits may be inspected at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the Public Reference Room. Information concerning the Offering Statement is also available on the SEC's website, www.sec.gov.

2453040

STATE *of* CALIFORNIA
ARTICLES *of* INCORPORATION

FIRST: The name of the corporation is **DESCURITY, INC.**

SECOND: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD: The name and address in the state of California of this corporation's initial agent for service of process is:

Shubhangi Vaidya
720 Vista Cerro Terrace
Fremont, CA 94539

FOURTH: This Corporation is authorized to issue only one class of shares of stock; and the total number of shares, which this corporation is authorized to issue is 10,000,000 shares of common stock.



Dean Patel, Incorporator

Dated: December 5, 2002



A0599356

2453040

FILED
in the office of the Secretary of State
of the State of California

JUL 21 2003

KEVIN SHELLEY, Secretary of State

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the duly elected and acting President and Secretary, respectively, of DESCURITY, INC., a California corporation.

2. Article I of the Articles of Incorporation of this corporation is hereby amended and restated to read in its entirety as follows:

   "First: The name of this corporation is REDCANNON SECURITY, INC."

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors of said corporation.

4. The foregoing amendment of the Corporation's Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The Corporation has one class of stock outstanding which is entitled to vote with respect to the amendment set forth herein. The total number of outstanding shares of Common Stock of the Corporation immediately prior to the filing of this Amendment was 9,450,000 shares. The number of shares of such stock voting in favor of this amendment equaled or exceeded the vote required. The percentage vote required for approval of this amendment was more than fifty percent (50%).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: June 30th, 2003

By: V.K.V.

Vimal Vaidya, President

By: V.K.V.

Vimal Vaidya, Secretary

A0669452

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
REDCANNON SECURITY, INC.

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

NOV 2 6 2007

The undersigned certify that:

1. They are the duly elected and acting President and Secretary, respectively, of RedCannon Security, Inc., a California corporation.

2. Article Fourth of the Articles of Incorporation of this Corporation is hereby amended to read as follows:

   "Fourth: The Corporation is authorized to issue two classes of shares of stock; the total number of which this corporation is authorized to issue is One Hundred Twenty Million(120,000,000), of which One Hundred Million (100,000,000) shares shall be common stock, no par value per share, and Twenty Million (20,000,000) shares shall be preferred stock, no par value per share.

   "The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to designate and to fix the number of shares of any such series of preferred stock and to determine and alter the rights, privileges, preferences and restrictions granted to or imposed upon any wholly unissued series of preferred stock. The board of directors, within the limits stated in the resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of that series.

   "The Corporation shall, from time to time, in accordance with the laws of the State of California increase the authorized amount of its common stock, if at any time the number of shares of common stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the preferred stock.

   "As of the effective date of this Amendment to Articles of Incorporation, which shall be the date on which this Amendment to Articles of Incorporation is filed with the California Secretary of State, there shall be a five (5)-for-one (1) forward split of the issued and outstanding shares of common stock, such that the record owner of each one (1) share of common stock, no par value, issued and outstanding as of the Record Date, November 19, 2007, shall be entitled to receive four (4) additional shares of common stock, no par value, with any fractional interest rounded up to the nearest whole share."

3. The foregoing amendment of and restatement of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 9,000,000. The number of shares voting in favor of amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: November 19, 2007.



Vimal Vaidya, President



Vimal Vaidya, Secretary


OFFICE OF THE
SECRETARY OF STATE

CERTIFICATE OF DETERMINATION OF RIGHTS, PRIVILEGES, PREFERENCES, AND RESTRICTIONS OF SERIES A CONVERTIBLE PREFERRED STOCK OF REDCANNON SECURITY, INC.

The undersigned hereby certify that:

1. They are the duly elected and acting President and Secretary, respectively of RedCannon Security, Inc., a California corporation (the "Company").

2. The authorized number of shares of Preferred Stock is 20,000,000, none of which have been issued.

3. Pursuant to authority given by the Company's Articles of Incorporation, as amended, the Board of Directors of the Company has duly adopted the following recitals and resolutions:

WHEREAS, the Articles of Incorporation, as amended, of the Company authorizes a class of Preferred Stock comprising 20,000,000 shares issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of the Company is authorized to fix or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock including, but not limited to, the dividend rights, dividend rates, conversion rights, voting rights, and the liquidation preferences, and the number of shares constituting any such series and the designation thereof, or any of them; and

WHEREAS, the Company heretofore has not issued or designated any series of Preferred Stock, and it is the desire of the Board of Directors of the Company, pursuant to its authority as aforesaid, to fix the rights, privileges, preferences, restrictions and other matters relating to Series A Convertible Preferred Stock and the number of shares constituting such series;

NOW, THEREFORE, be it resolved, the Board of Directors hereby does provide for the issues of a series of Preferred Stock consisting of 2,500,000 shares designated as "Series A Convertible Preferred Stock", and does hereby fix the rights, privileges, preferences and restrictions and other matters relating to the Series A Convertible Preferred Stock (the "Preferred Shares") as follows:

(1) Dividends.

(a) Dividends. Subject to a declaration thereof by the Company's Board of Directors, each holder (a "Holder" and, collectively, the "Holders") of the Preferred Shares shall be entitled to a dividend (individually, a "Dividend"; collectively, the "Dividends") at a rate determined by the Company's Board of Directors on a *pari passu* basis with the holders of Common Shares and other classes of preferred shares of the Company, except for those holders of any class of preferred shares which have a preference with respect to the right to receive dividends.

(b) General Payment Provisions. All Dividends, if, when, and as declared, by the Company with respect to any Preferred Share shall be made in lawful money of the United States of America by depositing with the United States Postal Service, within 15 days of the date of declaration by the Company's Board of directors of such Dividend a company check, made payable to the Holder, to such address as such Holder may from time to time designated by written notice to the Company in accordance with the provisions of this Certificate of Determination of Rights, Privileges, Preferences and Restrictions (the "Certificate of Determination").

(2) Conversion of Preferred Shares. Preferred Shares shall be convertible into shares of the Company's common stock, no par value per share (the "Common Stock"), on the terms and conditions set forth in this Section 2.

(a) Certain Defined Terms. For purposes of this Certificate of Determination, the following terms shall have the following meanings:

(i) "Business Day" means any day in which the stock markets of the United States are open for business.

(ii) "Issuance Date" means the date the first of the Preferred Shares have been issued or sold.

(iii) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(b) Holder's Conversion Right. Subject to the provisions of Section 2(d), below, at any time or times on or after the Issuance Date, any Holder of Preferred Shares shall be entitled to convert any whole number of Preferred Shares into fully paid and non-assessable shares of Common Stock in accordance with Section 2(e), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one Preferred Share by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock.

(c) Conversion Rate. The number of shares of Common Stock issuable upon conversion of each Preferred Share pursuant to Section 2(b) shall be 10 shares of Common Stock for each share of Preferred Stock being converted (the "Conversion Rate")

(d) Mechanics of Conversion. The conversion of Preferred Shares shall be conducted in the following manner:

(i) Holder's Delivery Requirements. To convert Preferred Shares into shares of Common Stock on any date (the "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., Pacific Time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) surrender to a nationally recognized overnight delivery service carrier for delivery to the Company as soon as practicable following such date the original certificates representing the Preferred Shares being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "Preferred Stock Certificates").

(ii) Company's Response. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to such Holder. Upon receipt by the Company of the Preferred Stock Certificates to be converted pursuant to a Conversion Notice, the Company shall, on the next Business Day following the date of receipt (or the second Business Day following the date of receipt if received after 11:00 a.m. local time of the Company), issue and surrender to a nationally recognized overnight delivery service for overnight delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If the number of Preferred Shares represented by the Preferred Stock Certificate(s) submitted for conversion is greater than the number of Preferred Shares being converted, then the Company shall, as soon as practicable and in no event later than three (3) Business Days after receipt of the Preferred Stock Certificate(s) and at the Company's expense, issue and deliver to the Holder a new Preferred Stock Certificate representing the number of Preferred Shares not converted.

(iii) Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(iv) Pro Rata Conversion. Subject to the provisions of California Corporations Code Section 400(b), in the event the Company receives a Conversion Notice from more than one Holder of Preferred Shares for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares, the Company shall convert from each Holder of Preferred Shares electing to have Preferred Shares converted at such time a pro rata amount of such Holder's Preferred Shares submitted for conversion based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the number of Preferred Shares submitted for conversion on such date.

(e) Taxes. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock upon the conversion of Preferred Shares.

(f) Adjustments to Conversion Price. The Conversion Price will be subject to adjustment from time to time as provided in this Section 2(f).

(i) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

(ii) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2(f) but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Rate so as to protect the rights of the Holders of the Preferred Shares; provided that no such adjustment will increase the Conversion Rate as otherwise determined pursuant to this Section 2(f).

(iii) Notice. Immediately upon any adjustment of the Conversion Rate, the Company will give written notice thereof to each Holder of Preferred Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

(3) Reservation of Shares. The Company shall, at all times so long as any of the Preferred Shares are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, such number of shares (the "Reserved Amount") of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Preferred Shares then outstanding. The initial number of shares of Common Stock reserved for conversions of the Preferred Shares and each increase in the number of shares so reserved shall be allocated pro rata among the Holders of the Preferred Shares based on the number of Preferred Shares held by each Holder at the time of issuance of the Preferred Shares or increase in the number of reserved shares, as the case may be. In the event a Holder shall sell or otherwise transfer any of such Holder's Preferred Shares, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock reserved for such transferor. Any shares of Common Stock reserved and allocated to any Person who ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of Preferred Shares then held by such Holders.

(4) Voting Rights. Holders of Preferred Shares shall have no voting rights, except as required by law and as expressly provided in this Certificate of Determination.

(5) Liquidation, Dissolution, Winding-Up. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Holders of the Preferred Shares shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the "Liquidation Funds"), before any amount shall be paid to the holders of any of the capital stock of the Company of any class junior in rank to the Preferred Shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution, and winding up of the Company, an amount per Preferred Share equal to $1.00 and any accrued but unpaid Dividends (such sum being referred to as the "Liquidation Preference"); provided that, if the Liquidation Funds are insufficient to pay the full amount due to the Holders of Preferred Shares, then each Holder of Preferred Shares shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder as a liquidation preference. The purchase or redemption by the Company of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution, or winding up of the Company. Neither the consolidation or merger of the Company with or into any other Person, nor the sale or transfer by the Company of less than substantially all of its assets, shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Company. No Holder of Preferred Shares shall be entitled to receive any amounts with respect thereto upon any liquidation, dissolution, or winding up of the Company other than the amounts provided for herein; provided that a Holder of Preferred Shares shall be entitled to all amounts previously accrued with respect to amounts owed hereunder.

(6) Preferred Rank. All shares of Common Stock shall be of junior rank to all Preferred Shares in respect to the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Company. The rights of the shares of Common Stock shall be subject to the preferences and relative rights of the Preferred Shares. Without the prior express written consent of the Holders of not less than sixty percent (60%) of the then outstanding Preferred Shares, the Company shall not hereafter authorize or issue additional or other capital stock that is of senior or equal rank to the Preferred Shares in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Company. Without the prior express written consent of the Holders of not less than sixty percent (60%) of the then outstanding Preferred Shares, the Company shall not hereafter authorize or make any amendment to the Company's Articles of Incorporation or bylaws or enter into any agreement containing any provisions that would adversely affect or otherwise impair the rights or relative priority of the Holders of the Preferred Shares relative to the holders of the Common Stock or the holders of any other class of capital stock. In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative powers, determinations, and preferences provided for herein and no merger shall result inconsistent therewith.

(7) Restriction on Cash Dividends. Until all of the Preferred Shares have been converted as provided herein, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, its Common Stock without the prior express written consent of the Holders of not less than sixty percent (60%) of the then outstanding Preferred Shares.

(8) Vote to Change the Terms of Preferred Shares. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the Holders of not less than sixty percent (60%) of the then-outstanding Preferred Shares, shall be required for any change to this Certificate of Determination or the Company's Articles of Incorporation which would amend, alter, change, or repeal any of the powers, determinations, preferences, and rights of the Preferred Shares.

(9) Lost or Stolen Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the Preferred Shares, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; *provided, however*, the Company shall not be obligated to re-issue preferred stock certificates if the Holder contemporaneously requests the Company to convert such Preferred Shares into Common Stock.

(10) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Determination shall be cumulative and in addition to all other remedies available under this Certificate of Determination, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate of Determination. The Company covenants to each Holder of Preferred Shares that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).

(11) Specific Shall Not Limit General; Construction. No specific provision contained in this Certificate of Determination shall limit or modify any more general provision contained herein. This Certificate of Determination shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any person as the drafter hereof.

(12) Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder of Preferred Shares in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

[Signature Page Follows]

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in the Certificate of Determination of Rights, Privileges, Preferences and Restrictions are true and correct of our own knowledge.

Dated: December 17th, 2007



Vimal Vaidya, President



Vimal Vaidya, Secretary

EXHIBIT I

CONVERSION NOTICE

Reference is made to the Certificate of Determination of Rights, Privileges, Preferences, and Restrictions (the "Certificate of Determination") of RedCannon Security, Inc. (the "Company"). In accordance with and pursuant to the Certificate of Determination, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock, no par value per share (the "Preferred Shares"), of the Company indicated below into shares of Common Stock, no par value per share (the "Common Stock"), of the Company, by tendering the stock certificate(s) representing the share(s) of Preferred Shares specified below as of the date specified below.

Date of Conversion: ______________________________

Number of Preferred Shares to be converted: ______________________________

Stock certificate no(s). of Preferred Shares to be converted: ______________________________

Please issue the Common Stock into which the Preferred Shares are being converted in the following name and to the following address:

Issue to: ______________________________

Facsimile Number: ______________________________

Signature: ______________________________

By: ______________________________

Title: ______________________________

Dated: ______________________________

BYLAWS

OF

DSECURITY INC. aka REDCANNON SECURITY, INC.

(A California Corporation)

As Adopted December 12, 2002

2.5

BYLAWS

OF

DSECURITY INC. aka REDCANNON SECURITY, INC.

TABLE OF CONTENTS

BYLAWS

OF

DSECURITY INC. aka REDCANNON SECURITY, INC.

(A California Corporation)

As Adopted December 12, 2002

Article I

OFFICES

Section 1.1: Principal Office. The principal executive office for the transaction of the business of this Corporation (the "Company") shall be located at such place as the Board of Directors may from time to time decide. The Board of Directors is hereby granted full power and authority to change the location of the principal executive office from one location to another.

Section 1.2: Other Offices. One or more branch or other subordinate offices may at any time be fixed and located by the Board of Directors at such place or places within or outside the State of California as it deems appropriate.

Article II

DIRECTORS

Section 2.1: Exercise of Corporate Powers. Except as otherwise provided by these Bylaws, by the Articles of Incorporation of the Company or by the laws of the State of California now or hereafter in force, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the ultimate direction of a board of directors (the "Board of Directors").

Section 2.2: Number. The authorized number of directors will be 1 so long as the Company has 1 shareholder, and 2 once the Company has 2 shareholders. Once the Company has 3 or more shareholders, the authorized number of directors may be varied from time to time by resolution of the Board of Directors, provided that the authorized number shall be not fewer than 3 nor more than 5. The authorized number of directors of the Company shall be variable by the Board of Directors within such range until changed by an amendment of this Section by the shareholders of the Company. No amendment of this Section or an amendment of the Articles of Incorporation reducing the fixed number or the minimum number of authorized directors to a number less than 5 can be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.

Section 2.3: Need Not Be Shareholders. The directors of the Company need not be shareholders of the Company.

Section 2.4: Compensation. Directors and members of committees may receive such compensation, if any, for their services as may be fixed or determined by resolution of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor.

Section 2.5: Election and Term of Office. The directors shall be elected annually by the shareholders at the annual meeting of the shareholders. The term of office of the directors shall begin immediately after their election and shall continue until the next annual meeting of the shareholders and until their respective successors are elected and qualified.

Section 2.6: Vacancies. A vacancy or vacancies on the Board of Directors shall exist in case of the death, resignation or removal of any director, or if the authorized number of directors is increased, or if the shareholders fail, at any annual meeting of shareholders at which any director is elected, to elect the full authorized number of directors at that meeting. The Board of Directors may declare vacant the office of a director if he or she is declared of unsound mind by an order of court or convicted of a felony or if, within 60 days after notice of his election, he or she does not accept the office. Any vacancy, except for a vacancy created by removal of a director as provided in Section 2.7 hereof, may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director. Vacancies occurring in the Board of Directors by reason of removal of directors shall be filled only by approval of shareholders. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent, other than to fill a vacancy created by removal, requires the consent of a majority of the outstanding shares entitled to vote. If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for such directors may call a special meeting of shareholders to be held to elect the entire Board of

Directors. The term of office of any director then in office shall terminate upon such election and qualification of a successor. Any director may resign effective upon giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective. A reduction of the authorized number of directors shall not remove any director prior to the expiration of such director's term of office.

Section 2.7: Removal. The entire Board of Directors or any individual director may be removed from office without cause by an affirmative vote of a majority of the outstanding shares entitled to vote; provided that, unless the entire Board of Directors is removed, no director shall be removed when the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast, or, if such action is taken by written consent, all shares entitled to vote were voted, and the entire number of directors authorized at the time of the director's most recent election were then being elected. If any or all directors are so removed, new directors may be elected at the same meeting or at a subsequent meeting. If at any time a class or series of shares is entitled to elect one or more directors under authority granted by the Articles of Incorporation, the provisions of this Section 2.7 shall apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

Section 2.8: Powers and Duties. Without limiting the generality or extent of the general corporate powers to be exercised by the Board of Directors pursuant to Section 2.1 of these Bylaws, it is hereby provided that the Board of Directors shall have full power with respect to the following matters:

(a) To purchase, lease and acquire any and all kinds of property, real, personal or mixed, and at its discretion to pay therefor in money, in property and/or in stocks, bonds, debentures or other securities of the Company.

(b) To enter into any and all contracts and agreements which in its judgment may be beneficial to the interests and purposes of the Company.

(c) To fix and determine and to vary from time to time the amount or amounts to be set aside or retained as reserve funds or as working capital of the Company or for maintenance, repairs, replacements or enlargements of its properties.

(d) To declare and pay dividends in cash, shares and/or property out of any funds of the Company at the time legally available for the declaration and payment of dividends on its shares.

(e) To adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Company as it may deem proper.

(f) To prescribe the manner in which and the person or persons by whom any or all of the checks, drafts, notes, bills of exchange, contracts and other corporate instruments shall be executed.

(g) To accept resignations of directors; to declare vacant the office of a director as provided in Section 2.6 hereof; and, in case of vacancy in the office of directors, to fill the same to the extent provided in Section 2.6 hereof.

(h) To create offices in addition to those for which provision is made by law or these Bylaws; to elect and remove at pleasure all officers of the Company, fix their terms of office, prescribe their titles, powers and duties, limit their authority and fix their salaries in any way it may deem advisable that is not contrary to law or these Bylaws.

(i) To designate one or more persons to perform the duties and exercise the powers of any officer of the Company during the temporary absence or disability of such officer.

(j) To appoint or employ and to remove at pleasure such agents and employees as it may see fit, to prescribe their titles, powers and duties, limit their authority and fix their salaries in any way it may deem advisable that is not contrary to law or these Bylaws.

(k) To fix a time in the future, which shall not be more than 60 days nor less than 10 days prior to the date of the meeting nor more than 60 days prior to any other action for which it is fixed, as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting, or entitled to receive any payment of any dividend or other distribution, or allotment of any rights, or entitled to exercise any rights in respect of any other lawful action; and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Company after any record date fixed as aforesaid. The Board of Directors may close the books of the Company against transfers of shares during the whole or any part of such period.

(l) To fix and locate from time to time the principal office for the transaction of the business of the Company and one or more branch or other subordinate offices of the Company within or without the State of California; to designate any place within or without the State of California for the holding of any meeting or meetings of the shareholders or the Board of Directors, as provided in Sections 3.1 and 7.1 hereof; to adopt, make and use a corporate seal, and to prescribe the forms of certificates for shares and to alter the form of such seal and of such certificates from time to time as in its judgment it may deem best, provided such seal and such certificates shall at all times comply with the provisions of law now or hereafter in effect.

(m) To authorize the issuance of shares of stock of the Company in accordance with the laws of the State of California and the Articles of Incorporation.

(n) Subject to the limitation provided in Section 10.2 hereof, to adopt, amend or repeal from time to time and at any time these Bylaws and any and all amendments thereof.

(o) To borrow money and incur indebtedness on behalf of the Company, including the power and authority to borrow money from any of the shareholders, directors or officers of the Company; and to cause to be executed and delivered therefor in the Company name promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidences of debt and securities therefor; and the note or other obligation given for any indebtedness of the Company, signed officially by any officer or officers thereunto duly authorized by the Board of Directors, shall be binding on the Company.

(p) To approve a loan of money or property to any officer or director of the Company or any parent or subsidiary company, guarantee the obligation of any such officer or director, or approve an employee benefit plan authorizing such a loan or guaranty to any such officer or director; provided that, on the date of approval of such loan or guaranty, the Company has outstanding shares held of record by 100 or more persons. Such approval shall require a determination by the Board of Directors that the loan or guaranty may reasonably be expected to benefit the

Company and must be by vote sufficient without counting the vote of any interested director.

(q) Generally to do and perform every act and thing whatsoever that may pertain to the office of a director or to a board of directors.

Article III

MEETINGS OF DIRECTORS

Section 3.1: Place of Meetings. Meetings (whether regular, special or adjourned) of the Board of Directors of the Company shall be held at the principal executive office of the Company or at any other place within or outside the State of California which may be designated from time to time by resolution of the Board of Directors or which is designated in the notice of the meeting.

Section 3.2: Regular Meetings. Regular meetings of the Board of Directors shall be held after the adjournment of each annual meeting of the shareholders (which regular directors' meeting shall be designated the "Regular Annual Meeting") and at such other times as may be designated from time to time by resolution of the Board of Directors. Notice of the time and place of all regular meetings shall be given in the same manner as for special meetings, except that no such notice need be given if (a) the time and place of such meetings are fixed by the Board of Directors or (b) the Regular Annual Meeting is held at the principal executive office of this Company and on the date specified by the Board of Directors.

Section 3.3: Special Meetings. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, if any, or the President, or any Vice President, or the Secretary or by any one director, or the holders of at least 25% of the Company's then-outstanding Preferred Stock.

Section 3.4: Notice of Special Meetings. Special meetings of the Board of Directors shall be held upon no less than 4 days' notice by mail or 48 hours' notice delivered personally or by telephone or telegraph to each director. Notice need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the home or office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. A notice or waiver of notice need not specify the purpose of any meeting of the Board of Directors. If the address of a director is not shown on the records of the Company and is not readily ascertainable, notice shall be addressed to him at the city or place in which meetings of the directors are regularly held. If a meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to all directors not present at the time of adjournment.

Section 3.5: Quorum. A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors subject to provisions of law relating to interested directors and indemnification of agents of the Company. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

Section 3.6: Conference Telephone. Members of the Board of Directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all directors participating in such meeting can hear one another. Participation in a meeting pursuant to this Section 3.6 constitutes presence in person at such meeting.

Section 3.7: Waiver of Notice and Consent. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum is present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.8: Action Without a Meeting. Any action required or permitted by law to be taken by the Board of Directors may be taken without a meeting, if all members of the Board of Directors shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Such action by written consent shall have the same force and effect as the unanimous vote of such directors.

Section 3.9: Committees. The provisions of this Article III apply also to committees of the Board of Directors and action by such committees.

Article IV

COMMITTEES

Section 4.1: Appointment and Procedure. The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, appoint from among its members one or more committees, including without limitation an executive committee, an audit committee and a compensation committee, of two or more directors. Each committee may make its own rules of procedure subject to Section 3.9 hereof, and shall meet as provided by such rules or by a resolution adopted by the Board of Directors (which resolution shall take precedence). A majority of the members of the committee shall constitute a quorum, and in every case the affirmative vote of a majority of all members of the committee shall be necessary to the adoption of any resolution.

Section 4.2: Executive Committee Powers. During the intervals between the meetings of the Board of Directors, the Executive Committee, if any, in all cases in which specific directions shall not have been given by the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company in such manner as the Executive Committee may deem best for the interests of the Company.

Section 4.3: Powers of Other Committees. Other committees shall have such powers as are given them in a resolution of the Board of Directors.

Section 4.4: Limitations on Powers of Committees. No committee shall have the power to act with respect to:

(a) any action for which the laws of the State of California also require shareholder approval or approval of the outstanding shares;

(b) the filling of vacancies on the Board of Directors or in any committee;

(c) the fixing of compensation of the directors for serving on the Board of Directors or on any committee;

(d) the amendment or repeal of these Bylaws or the adoption of new Bylaws;

(e) the amendment or repeal of any resolution of the Board of Directors which by its express terms is not amendable or repealable;

(f) a distribution to the shareholders of the Company, except at a rate or in a periodic amount or within a price range as set forth in the Articles of Incorporation of the Company or determined by the Board of Directors; and

(g) the appointment of other committees of the Board of Directors or the members thereof.

Article V

OFFICERS

Section 5.1: Election and Qualifications. The officers of the Company shall consist of a President, a Secretary, a Chief Financial Officer and such other officers, including, but not limited to, a Chairman of the Board of Directors, one or more Vice Presidents, a Treasurer, and Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors shall deem expedient, who shall be chosen in such manner and hold their offices for such terms as the Board of Directors may prescribe. Any number of offices may be held by the same person. Any Vice President, Assistant Treasurer or Assistant Secretary, respectively, may exercise any of the powers of the President, the Chief Financial Officer or the Secretary, respectively, as directed by the Board of Directors, and shall perform such other duties as are imposed upon him or her by these Bylaws or the Board of Directors.

Section 5.2: Term of Office and Compensation. The term of office and salary of each of said officers and the manner and time of the payment of such salaries shall be fixed and determined by the Board of Directors and may be altered by said Board of Directors from time to time at its pleasure, subject to the rights, if any, of any officer under any contract of employment. Any officer may resign at any time upon written notice to the Company, without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. If any vacancy occurs in any office of the Company, the Board of Directors may appoint a successor to fill such vacancy.

Section 5.3: Chairman of the Board. The Chairman of the Board of Directors, if there be one, shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and shall be subject to such other duties as the Board of Directors may from time to time prescribe.

Section 5.4: President. The powers and duties of the President are:

(a) To act as the general manager and, unless otherwise designated by the Board of Directors, the chief executive officer of the Company and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Company.

(b) To preside at all meetings of the shareholders and, in the absence of the Chairman of the Board of Directors or if there be no Chairman, at all meetings of the Board of Directors.

(c) To call meetings of the shareholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper.

(d) To affix the signature of the Company to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the President, should be executed on behalf of the Company; to sign certificates for shares of stock of the Company; and, subject to the direction of the Board of Directors, to have general charge of the property of the Company and to supervise and control all officers, agents and employees of the Company.

Section 5.5: President Pro Tem. If neither the Chairman of the Board of Directors, the President, nor any Vice President is present at any meeting of the Board of Directors, a President pro tem may be chosen by the directors present at the meeting to preside and act at such meeting. If neither the President nor any Vice President is present at any meeting of the shareholders, a President pro tem may be chosen by the shareholders present at the meeting to preside at such meeting.

Section 5.6: Vice President. The titles, powers and duties of the Vice President or Vice Presidents, if any, shall be as prescribed by the Board of Directors. In case of the resignation, disability or death of the President, the Vice President, or one of the Vice Presidents, shall exercise all powers and duties of the President. If there is more than one Vice President, the order in which the Vice Presidents shall succeed to the powers and duties of the President shall be as fixed by the Board of Directors.

Section 5.7: Secretary. The powers and duties of the Secretary are:

(a) To keep a book of minutes at the principal executive office of the Company, or such other place as the Board of Directors may order, of all meetings of its directors and shareholders with the time and place of holding of such meeting, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

(b) To keep the seal of the Company and to affix the same to all instruments which may require it.

(c) To keep or cause to be kept at the principal executive office of the Company, or at the office of the transfer agent or agents, a record of the shareholders of the Company, giving the names and addresses of all shareholders and the number and class of shares held by each, the number and date of certificates issued for shares and the number and date of cancellation of every certificate surrendered for cancellation.

(d) To keep a supply of certificates for shares of the Company, to fill in all certificates issued, and to make a proper record of each such issuance; provided that, so long as the Company shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Company, such duties with respect to such shares shall be performed by such transfer agent or transfer agents.

(e) To transfer upon the share books of the Company any and all shares of the Company; provided that, so long as the Company shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Company, such duties with respect to such shares shall be performed by such transfer agent or transfer agents, and the method of transfer of each certificate shall be subject to the reasonable regulations of the transfer agent to whom the certificate is presented for transfer and, if the Company then has one or more duly appointed and acting registrars, subject to the reasonable regulations of the registrar to which a new certificate is presented for registration; and, provided further, that no certificate for shares of stock shall be issued or delivered or, if issued or delivered, shall have any validity whatsoever until and unless it has been signed or authenticated in the manner provided in Section 8.2 hereof.

(f) To make service and publication of all notices that may be necessary or proper in connection with meetings of the Board of Directors of the shareholders of the Company. In case of the absence, disability, refusal or neglect of the Secretary to make service or publication of any notices, then such notices may be served and/or published by the President or a Vice President, or by any person thereunto authorized by either of them, or by the Board of Directors, or by the holders of a majority of the outstanding shares of the Company.

(g) Generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors.

Section 5.8: Chief Financial Officer. The powers and duties of the Chief Financial Officer are:

(a) To supervise and control the keeping and maintaining of adequate and correct accounts of the Company's properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) To have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Company and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Company with such depository as may be designated from time to time by the Board of Directors.

(c) To receive or cause to be received, and to give or cause to be given, receipts for monies paid in for the account of the Company.

(d) To disburse, or cause to be disbursed, all funds of the Company as may be directed by the President or the Board of Directors, taking proper vouchers for such disbursements.

(e) To render to the President or to the Board of Directors, whenever either may require, accounts of all transactions as Chief Financial Officer and of the financial condition of the Company.

(f) Generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors.

Section 5.9: Instruments in Writing. All checks, drafts, demands for money, notes and written contracts of the Company shall be signed by such officer or officers, agent or agents, as the Board of Directors may from time to time designate. No officer, agent, or employee of the Company shall have the power to bind the Company by contract or otherwise unless authorized to do so by these Bylaws or by the Board of Directors.

Article VI

INDEMNIFICATION

Section 6.1: Indemnification of Directors, Officers and Employees. The Company shall indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that such person is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer or employee of a foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation, to the fullest extent permitted by the California Corporations Code, against all expenses, including, without limitation, attorneys' fees and any expenses of establishing a right to indemnification, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding, and such indemnification shall continue as to a person who has ceased to be such a director, officer or employee, and shall inure to the benefit of the heirs, executors and administrators of such person; provided, however, that the Company shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Company.

Section 6.2: Advancement of Expenses. The Company shall pay all expenses incurred by such a director, officer or employee in defending any Proceeding as they are incurred in advance of its final disposition; provided, however, that if the California Corporations Code then so requires, the payment of such expenses incurred by a director, officer or employee in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking by or on behalf of such director, officer or employee to repay such amount if it shall be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise; and provided further that the Company shall not be required to advance any expenses to a person against whom the Company brings an action, alleging that such person committed an act or omission not in good faith or that involved intentional misconduct or a knowing violation of law, or that was contrary to the best interest of the Company, or derived an improper personal benefit from a transaction.

Section 6.3: Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be deemed exclusive of any other rights that such person may have or hereafter acquire under any statute, Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to actions in an official capacity and as to actions in another capacity while holding such office. Additionally, nothing in this Article VI shall limit the ability of the Company, in its discretion, to indemnify or advance expenses to persons whom the Company is not obligated to indemnify or advance expenses to pursuant to this Article VI.

Section 6.4: Indemnification Contracts. The Board of Directors is authorized to cause the Company to enter into a contract with any director, officer, employee or agent of the Company, or any person serving at the request if the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than (to the extent permitted by the Company's Articles of Incorporation and the California Corporation Code), those provided for in this Article VI.

Section 6.5: Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

Article VII

MEETINGS OF SHAREHOLDERS

Section 7.1: Place of Meetings. Meetings (whether regular, special or adjourned) of the shareholders of the Company shall be held at the principal executive office for the transaction of business of the Company, or at any place within or outside the State of California which may be designated by written consent of all the shareholders entitled to vote thereat, or which may be designated by resolution of the Board of Directors. Any meeting shall be valid wherever held if held by the written consent of all the shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the Company.

Section 7.2: Annual Meetings. The annual meetings of the shareholders shall be held at the place provided pursuant to Section 7.1 hereof and at such time in a particular year as may be designated by written consent of all the shareholders entitled to vote thereat or which may be designated by resolution of the Board of Directors of the Company. Said annual meetings shall be held for the purpose of the election of directors, for the making of reports of the affairs of the Company and for the transaction of such other business as may properly come before the meeting.

Section 7.3: Special Meetings. Special meetings of the shareholders for any purpose or purposes whatsoever may be called at any time by the President, the Chairman of the Board of Directors or by the Board of Directors, or by two or more members thereof, or by one or more holders of shares entitled to cast not less than 10% of the votes at the meeting. Upon request in writing sent by registered mail to the Chairman of the Board of Directors, President, Vice President or Secretary, or delivered to any such officer in person, by any person entitled to call a special meeting of shareholders, it shall be the duty of such officer forthwith to cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, which (except where called by the Board of Directors) shall be not less than 35 days nor more than 60 days after the receipt of such request. If the notice is not given within 20 days after receipt of the request, the person entitled to call the meeting may give the notice. Notices of meetings called by the Board of Directors shall be given in accordance with Section 7.4.

Section 7.4: Notice of Meetings. Notice of any meeting of shareholders shall be given in writing not less than 10 (or, if sent by third-class mail, 30) nor more than 60 days before the date of the meeting to each shareholder entitled to vote thereat by the Secretary or an Assistant Secretary, or such other person charged with that duty, or if there be no such officer or person, or in case of his or her neglect or refusal, by any director or shareholder. The notice shall state the place, date and hour of the meeting and (a) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (b) in the case of the annual meeting, those matters which the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders, but any proper matter may be presented at the meeting for such action, except that notice must be given or waived in writing of any proposal relating to approval of contracts between the Company and any director of the Company, amendment of the Articles of Incorporation, reorganization of the Company or winding up of the affairs of the Company. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Board of Directors for election. Notice of a shareholders' meeting or any report shall be given to any shareholder, either (a) personally or (b) by first-class mail, or, in case the Company has outstanding shares held of record by 500 or more persons on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication, charges prepaid, addressed to such shareholder at such shareholder's address appearing on the books of the Company or given by such shareholder to the Company for the purpose of notice. If a shareholder gives no address or no such address appears on the books of the Company, notice shall be deemed to have been given if sent by mail or other means of written communication addressed to the place where the principal executive office of the Company is located, or if published at least once in a newspaper of general circulation in the county in which such office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the United States mail, postage prepaid, or sent by other means of written communication and addressed as hereinbefore provided. An affidavit or declaration of delivery or mailing of any notice or report in accordance with the provisions of this Section 7.4, executed by the Secretary, Assistant Secretary or any transfer agent, shall be prima facie evidence of the giving of the notice or report. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the Company is returned to the Company by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the Company for a period of one year from the date of the giving of the notice or report to all other shareholders.

Section 7.5: Consent to Shareholders' Meetings. The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though transacted at a meeting duly held after regular call and notice, if a quorum is present, either in person or by proxy, and if, either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting or approval of the minutes thereof, except as to approval of contracts between the Company and any of its directors, amendment of the Articles of Incorporation, reorganization of the Company or winding up the affairs of the Company.

Section 7.6: Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the shareholders shall constitute a quorum for the transaction of business. Shares shall not be counted to make up a quorum for a meeting if voting of such shares at the meeting has been enjoined or for any reason they cannot be voted lawfully at the meeting. Shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. Except as provided herein, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required.

Section 7.7: Adjourned Meetings. Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but, except as provided in Section 7.6 hereof, in the absence of a quorum, no other business may be transacted at such meeting. When a meeting is adjourned for more than 45 days or if after adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at a meeting. Except as aforesaid, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which such adjournment is taken. At any adjourned meeting the shareholders may transact any business which might have been transacted at the original meeting.

Section 7.8: Voting Rights. Only persons in whose names shares entitled to vote stand on the stock records of the Company at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held or, if some other day be fixed for the determination of shareholders of record pursuant to Section 2.8(k) hereof, then on such other day, shall be entitled to vote at such meeting. The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given. In the absence of any contrary provision in the Articles of Incorporation or in any applicable statute relating to the election of directors or to other particular matters, each such person shall be entitled to one vote for each share.

Section 7.9: Action by Written Consents. Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of any shareholder approval of (a) contracts between the Company and any of its directors, (b) indemnification of any person, (c) reorganization of the Company or (d) distributions to shareholders upon winding up of the affairs of the Company without a meeting by less than unanimous written consent shall be given at least 10 days before the consummation of the action authorized by such approval, and prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing. All notices given hereof shall conform to the requirements of Section 7.4 hereto and applicable law. When written consents are given with respect to any shares, they shall be given by and accepted from the persons in whose names such shares stand on the books of the Company at the time such respective consents are given, or their proxies. Any shareholder giving a written consent, or any shareholder's proxy holder, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the Company prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the Company, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the Company. Notwithstanding anything herein to the contrary, and subject to Section 305(b) of the California Corporations Code, directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

Section 7.10: Election of Directors. Every shareholder entitled to vote at any election of directors of the Company may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as such shareholder thinks fit. No shareholder, however, may cumulate such shareholder's votes for one or more candidates unless such candidate's or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting, prior to voting, of such shareholder's intention to cumulate such shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares shall be declared elected. Votes against the director and votes withheld shall have no legal effect. Election of directors need not be by ballot except upon demand made by a shareholder at the meeting and before the voting begins.

Section 7.11: Proxies. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or such person's duly authorized agent and filed with the Secretary of the Company. No proxy shall be valid (a) after revocation thereof, unless the proxy is specifically made irrevocable and otherwise conforms to this Section 7.11 and applicable law, or (b) after the expiration of eleven months from the date thereof, unless the person executing it specifies therein the length of time for which such proxy is to continue in force. Revocation may be effected by a writing delivered to the Secretary of the Company stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at the meeting and voting in person by the person executing the proxy. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, a written notice of such death or incapacity is received by the Secretary of the Company. In addition, a proxy may be revoked, notwithstanding a provision making it irrevocable, by a transferee of shares without knowledge of the existence of the provision unless the existence of the proxy and its irrevocability appears on the certificate representing such shares.

Section 7.12: Inspectors of Election. Before any meeting of shareholders, the Board of Directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the Chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one or three inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy. These inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b) receive votes, ballots, or consents;

(c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) count and tabulate all votes or consents;

(e) determine when the polls shall close;

(f) determine the result; and

(g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

Article VIII

SUNDRY PROVISIONS

Section 8.1: Shares Held By the Company. Shares in other corporations standing in the name of the Company may be voted or represented and all rights incident thereto may be exercised on behalf of the Company by any officer of the Company authorized to do so by resolution of the Board of Directors.

Section 8.2: Certificates for Shares. There shall be issued to every holder of shares in the Company a certificate or certificates signed in the name of the Company by the Chairman of the Board, if any, or the President or a Vice President and by the Chief Financial Officer or an Assistant Chief Financial Officer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Section 8.3: Lost Certificates. Where the owner of any certificate for shares of the Company claims that the certificate has been lost, stolen or destroyed, a new certificate shall be issued in place of the original certificate if the owner (a) so requests before the Company has notice that the original certificate has been acquired by a bona fide purchaser and (b) satisfies any reasonable requirements imposed by the Company, including without limitation the filing with the Company of an indemnity bond or agreement in such form and in such amount as shall be required by the President or a Vice President of the Company. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

Section 8.4: Certification and Inspection of Bylaws. The Company shall keep at its principal executive office the original or a copy of these Bylaws as amended or otherwise altered to date, which shall be open to inspection by the shareholders at all reasonable times during office hours.

Section 8.5: Annual Reports. Provided that the Company has 100 or fewer shareholders, the making of annual reports to the shareholders is dispensed with and the requirement that such annual reports be made to shareholders is expressly waived, except as may be directed from time to time by the Board of Directors or the President.

Article IX

CONSTRUCTION OF BYLAWS WITH REFERENCE TO PROVISIONS OF LAW

Section 9.1: Bylaw Provisions Construed as Additional and Supplemental to Provisions of Law. All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal.

Section 9.2: Bylaws Provisions Contrary to or Inconsistent with Provisions of Law. Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which, upon being construed in the manner provided in Section 9.1 hereof, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portion of these Bylaws, it being hereby declared that these Bylaws, and each article, section, subsection, subdivision, sentence, clause or phrase thereof, would have been adopted irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

Article X

ADOPTION, AMENDMENT OR REPEAL OF BYLAWS

Section 10.1: By Shareholders. Bylaws may be adopted, amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may be adopted only by the shareholders.

Section 10.2: By the Board of Directors. Subject to the right of shareholders to adopt, amend or repeal Bylaws, and other than a Bylaw or amendment thereof specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa, these Bylaws may be adopted, amended or repealed by the Board of Directors. A Bylaw adopted by the shareholders may restrict or eliminate the power of the Board of Directors to adopt, amend or repeal Bylaws.

Article XI

RESTRICTIONS ON TRANSFER OF STOCK

Section 11.1: Transfer of Shares. Before any shareholder of the Company may sell, assign, gift, pledge or otherwise transfer any shares of the Company's capital stock, such shareholder shall first notify the Company in writing of such transfer and such transfer may not be effected unless and until legal counsel for the Company has concluded that such transfer, when effected as proposed by such shareholder, will comply with all applicable provisions of any applicable state and federal securities laws, including but not limited to the Securities Act of 1933, as amended, and the California Corporate Securities Law of 1968, as amended.

Section 11.2: Subsequent Agreement or Bylaw. If (a) any two or more shareholders of the Company shall enter into any agreement abridging, limiting or restricting the rights of any one or more of them to sell, assign, transfer, mortgage, pledge, hypothecate or transfer on the books of the Company any or all of the shares of the Company held by them, and if a copy of said agreement shall be filed with the Company, or if (b) shareholders entitled to vote shall adopt any Bylaw provision abridging, limiting or restricting the aforesaid rights of any shareholders, then, and in either of such events, all certificates of shares of stock subject to such abridgments, limitations or restrictions shall have a reference thereto endorsed thereon by an officer of the Company and such certificates shall not thereafter be transferred on the books of the Company except in accordance with the terms and provisions of such as the case may be; provided that, no restriction shall be binding with respect to shares issued prior to adoption of the restriction unless the holders of such shares voted in favor of or consented in writing to the restriction.

Article XII

RIGHT OF FIRST REFUSAL

Section 12:1 Right of First Refusal and Transfer Notice. In the event any shareholder of this Company proposes to sell, pledge or otherwise transfer any shares of the Common Stock or Preferred Stock of this Company (the "Stock"), which term includes all stock subscription rights, liquidating dividends, stock dividends, stock splits, new, substituted or additional securities of any type whatsoever, or any other property which the shareholder is or may be entitled to receive as a result of the shareholder's ownership of such shares of Stock), the Company will have a right of first refusal (the "Right of First Refusal") with respect to such shares of the Stock. Before effecting any proposed transfer, the shareholder will give written notice (the "Transfer Notice") to the Company describing fully the proposed transfer, including the number of shares of the Stock proposed to be transferred, the proposed bona fide transfer price and the name and address of the proposed transferee. In the case of a proposed gift transfer, the bona fide transfer price for purposes of this Right of First Refusal will be determined in good faith by the Board of Directors of the Company promptly upon the Company's receipt of, and as of the date of, the Transfer Notice.

Section 12:2 Company's Right. The Company will have the right, for a period of thirty (30) days after the date the Transfer Notice is delivered to the Company, to purchase all, but not less than all, of such shares of stock on the terms set forth in the Transfer Notice by delivery to the shareholder of a notice of exercise of the Company's Right of First Refusal. The Company's rights under this Section 12.2 will not be assignable.

Section 12:3 Completion of Transaction. If the Company fails to give notice of exercise of its Right of First Refusal within thirty (30) days after the date the Transfer Notice is delivered to the Company, the shareholder may, not later than one hundred twenty (120) days following delivery to the Company of the Transfer Notice, conclude a transfer of the shares of Stock subject to the

Transfer Notice which have not been purchased by the Company pursuant to the exercise of a Right of First Refusal on the terms and conditions described in the Transfer Notice. Any proposed transfer on the terms and conditions different from those described in the transfer Notice, as well as any subsequent proposed transfer by the shareholder, will again be subject to the Right of First Refusal and will require compliance by the shareholder with the procedure described in this Article XII. If the Company exercises the Right of First Refusal, the parties will consummate the sale of shares of Stock on the terms set forth in the Transfer Notice within ninety (90) days after the delivery of the Transfer Notice to the Company; provided, however, in the event the Transfer Notice provides for the payment for the shares of Stock other than in cash, the Company will have the option of paying for the shares of Stock by the discounted cash equivalent of the consideration described in the Transfer Notice, as the discounted cash equivalent is reasonably determined by the Board of Directors of the Company.

Section 12:4 Agreement by Transferees. All transferees of shares of Stock or any interest therein will be required as a condition of such transfer to agree in writing (in a form reasonably satisfactory to the Company) that they will receive and hold such shares of Stock or interest subject to the provisions of this Right of First Refusal. Any sale or transfer of any shares of Stock will be void unless the provisions of this Article XII are met.

Section 12:5 Termination of Right of First Refusal. The Right of First Refusal as to the Company will terminate at such time as a public market exists for the Company's Common Stock (or any other stock issued by the Company or any successor, in exchange for the Common Stock of the Company), or upon a merger of the Company in which the Company is not the surviving Company, or upon a sale of all or substantially all of the assets of the Company. For the purposes hereof, a "public market" will be deemed to exist if (i) there has been consummated a public offering of such stock registered under the Securities Act of 1933, or (ii) such stock is listed on a national securities exchange (as that term is used in the Securities Exchange Act of 1934), or (iii) such stock is traded on the over-the-counter market and prices therefor are published daily and regularly on business days in a recognized financial journal.

Section 12:6 Exceptions. The Right of First Refusal will not apply (a) to a transfer to the shareholder's ancestors, descendants, spouse or to a trustee for the benefit of such ancestors, descendants or spouse, or to any transferee of Preferred Stock (or of the Common Stock into which such Preferred Stock is converted) who is controlled by, controlling or under common control with the transferor of such Preferred Stock or Common Stock into which converted, but each such transferee will take the Stock subject to all of the provisions of this Right of First Refusal, or (b) to any repurchase of shares of Common Stock or Preferred Stock from directors, officers or employees of, or consultants or advisors to, the Company pursuant to agreements under which the Company and/or its assignees has the option to repurchase such shares upon the termination of employment with, or service to, the Company for any reason.

REDCANNON SECURITY, INC.

2003 STOCK PLAN

ADOPTED BY THE BOARD OF DIRECTORS ON NOVEMBER 1ST, 2003

ADOPTED BY THE SHAREHOLDERS ON NOVEMBER 1ST, 2003

6(c).1

TABLE OF CONTENTS

Page No.

REDCANNON SECURITY, INC. 2003 STOCK PLAN

SECTION 1. ESTABLISHMENT AND PURPOSE.

The purpose of the Plan is to offer selected persons an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by purchasing Shares of the Company's Stock. The Plan provides both for the direct award or sale of Shares and for the grant of Options to purchase Shares. Options granted under the Plan may include Nonstatutory Options as well as ISOs intended to qualify under Section 422 of the Code.

Capitalized terms are defined in Section 12.

SECTION 2. ADMINISTRATION.

(a) **Committees of the Board of Directors**. The Plan may be administered by one or more Committees. Each Committee shall consist of one or more members of the Board of Directors who have been appointed by the Board of Directors. Each Committee shall have such authority and be responsible for such functions as the Board of Directors has assigned to it. If no Committee has been appointed, the entire Board of Directors shall administer the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.

(b) **Authority of the Board of Directors**. Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all Purchasers, all Optionees and all persons deriving their rights from a Purchaser or Optionee.

SECTION 3. ELIGIBILITY.

(a) **General Rule**. Only Employees, Outside Directors and Consultants shall be eligible for the grant of Nonstatutory Options or the direct award or sale of Shares. Only Employees shall be eligible for the grant of ISOs.

(b) **Ten-Percent Shareholders**. A person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries shall not be eligible for designation as an Optionee or Purchaser unless (i) the Exercise Price is at least 110% of the Fair Market Value of a Share on the date of grant, (ii) the Purchase Price (if any) is at least 100% of the Fair Market Value of a Share and (iii) in the case of an ISO, such ISO by its terms is not exercisable after the expiration of five years from the date of grant. For purposes of this Subsection (b), in determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

SECTION 4. STOCK SUBJECT TO PLAN.

(a) **Basic Limitation**. Not more than 1,000,000 Shares may be issued under the Plan (subject to Subsection (b) below and Section 8). The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares.

(b) **Additional Shares**. In the event that Shares previously issued under the Plan are reacquired by the Company, such Shares shall be added to the number of Shares then available for issuance under the Plan. In the event that an outstanding Option or other right for any reason expires or is canceled, the Shares allocable to the unexercised portion of such Option or other right shall be added to the number of Shares then available for issuance under the Plan.

SECTION 5. TERMS AND CONDITIONS OF AWARDS OR SALES.

(a) **Stock Purchase Agreement**. Each award or sale of Shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Stock Purchase Agreement between the Purchaser and the Company. Such award or sale shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Purchase Agreement. The provisions of the various Stock Purchase Agreements entered into under the Plan need not be identical.

(b) **Duration of Offers and Nontransferability of Rights**. Any right to acquire Shares under the Plan (other than an Option) shall automatically expire if not exercised by the Purchaser within 30 days after the grant of such right was communicated to the Purchaser by the Company. Such right shall not be transferable and shall be exercisable only by the Purchaser to whom such right was granted.

(c) **Purchase Price**. The Purchase Price of Shares to be offered under the Plan shall not be less than 85% of the Fair Market Value of such Shares, and a higher percentage may be required by Section 3(b). Subject to the preceding sentence, the Board of Directors shall determine the Purchase Price at its sole discretion. The Purchase Price shall be payable in a form described in Section 7.

(d) **Withholding Taxes**. As a condition to the purchase of Shares, the Purchaser shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such purchase.

(e) **Restrictions on Transfer of Shares and Minimum Vesting**. Any Shares awarded or sold under the Plan shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Purchase Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. In the case of a Purchaser who is not an officer of the Company, an Outside Director or a Consultant:

(i) Any right to repurchase the Purchaser's Shares at the original Purchase Price (if any) upon termination of the Purchaser's Service shall lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the award or sale of the Shares;

(ii) Any such right may be exercised only for cash or for cancellation of indebtedness incurred in purchasing the Shares; and

(iii) Any such right may be exercised only within 90 days after the termination of the Purchaser's Service.

SECTION 6. TERMS AND CONDITIONS OF OPTIONS.

(a) **Stock Option Agreement**. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. The Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

(b) **Number of Shares**. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 8. The Stock Option Agreement shall also specify whether the Option is an ISO or a Nonstatutory Option.

(c) **Exercise Price**. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than 100% of the Fair Market Value of a Share on the date of grant, and a higher percentage may be required by Section 3(b). The Exercise Price of a Nonstatutory Option shall not be less than 85% of the Fair Market Value of a Share on the date of grant, and a higher percentage may be required by Section 3(b). Subject to the preceding two sentences, the Exercise Price under any Option shall be determined by the Board of Directors at its sole discretion. The Exercise Price shall be payable in a form described in Section 7.

(d) **Exercisability**. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. No Option shall be exercisable unless the Optionee has delivered an executed copy of the Stock Option Agreement to the Company. In the case of an Optionee who is not an officer of the Company, an Outside Director or a Consultant, an Option shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. Subject to the preceding sentence, the Board of Directors shall determine the exercisability provisions of the Stock Option Agreement at its sole discretion. All of an Optionee's Options shall become exercisable in full if Section 8(b)(iv) applies.

(e) **Basic Term.** The Stock Option Agreement shall specify the term of the Option. The term shall not exceed 10 years from the date of grant, and a shorter term may be required by Section 3(b). Subject to the preceding sentence, the Board of Directors at its sole discretion shall determine when an Option is to expire.

(f) **Termination of Service (Except by Death).** If an Optionee's Service terminates for any reason other than the Optionee's death, then the Optionee's Options shall expire on the earliest of the following occasions:

(i) The expiration date determined pursuant to Subsection (e) above;

(ii) The date three months after the termination of the Optionee's Service for any reason other than Disability, or such later date as the Board of Directors may determine; or

(iii) The date six months after the termination of the Optionee's Service by reason of Disability, or such later date as the Board of Directors may determine.

The Optionee may exercise all or part of the Optionee's Options at any time before the expiration of such Options under the preceding sentence, but only to the extent that such Options had become exercisable before the Optionee's Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee's Service terminated (or vested as a result of the termination). The balance of such Options shall lapse when the Optionee's Service terminates. In the event that the Optionee dies after the termination of the Optionee's Service but before the expiration of the Optionee's Options, all or part of such Options may be exercised (prior to expiration) by the executors or administrators of the Optionee's estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee's Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee's Service terminated (or vested as a result of the termination).

(g) **Leaves of Absence.** For purposes of Subsection (f) above, Service shall be deemed to continue while the Optionee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of Service for this purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

(h) **Death of Optionee.** If an Optionee dies while the Optionee is in Service, then the Optionee's Options shall expire on the earlier of the following dates:

(i) The expiration date determined pursuant to Subsection (e) above; or

(ii) The date 12 months after the Optionee's death, or such later date as the Board of Directors may determine.

All or part of the Optionee's Options may be exercised at any time before the expiration of such Options under the preceding sentence by the executors or administrators of the Optionee's estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee's death (or became exercisable as a result of the death) and the underlying Shares had vested before the Optionee's death (or vested as a result of the Optionee's death). The balance of such Options shall lapse when the Optionee dies.

(i) **Restrictions on Transfer of Shares and Minimum Vesting**. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. In the case of an Optionee who is not an officer of the Company, an Outside Director or a Consultant:

> (i) Any right to repurchase the Optionee's Shares at the original Exercise Price upon termination of the Optionee's Service shall lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the option grant;
>
> (ii) Any such right may be exercised only for cash or for cancellation of indebtedness incurred in purchasing the Shares; and
>
> (iii) Any such right may be exercised only within 90 days after the later of (A) the termination of the Optionee's Service or (B) the date of the option exercise.

(j) **Transferability of Options**. An Option shall be transferable by the Optionee only by (i) a beneficiary designation, (ii) a will or (iii) the laws of descent and distribution, except as provided in the next sentence. If the applicable Stock Option Agreement so provides, a Nonstatutory Option shall also be transferable by gift or domestic relations order to a Family Member of the Optionee. An ISO may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee's guardian or legal representative.

(k) **Withholding Taxes**. As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise. The Optionee shall also make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option.

(l) **No Rights as a Shareholder**. An Optionee, or a transferee of an Optionee, shall have no rights as a shareholder with respect to any Shares covered by the Optionee's Option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such Option.

(m) **Modification, Extension and Assumption of Options**. Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding

Options or may accept the cancellation of outstanding Options (whether granted by the Company or another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, impair the Optionee's rights or increase the Optionee's obligations under such Option.

SECTION 7. PAYMENT FOR SHARES.

(a) **General Rule**. The entire Purchase Price or Exercise Price of Shares issued under the Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided in this Section 7.

(b) **Surrender of Stock**. At the discretion of the Board of Directors, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when the Option is exercised. The Optionee shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes.

(c) **Services Rendered**. At the discretion of the Board of Directors, Shares may be awarded under the Plan in consideration of services rendered to the Company, a Parent or a Subsidiary prior to the award.

(d) **Promissory Note**. At the discretion of the Board of Directors, all or a portion of the Exercise Price or Purchase Price (as the case may be) of Shares issued under the Plan may be paid with a full-recourse promissory note. However, the par value of the Shares, if newly issued, shall be paid in cash or cash equivalents. The Shares shall be pledged as security for payment of the principal amount of the promissory note and interest thereon. The interest rate payable under the terms of the promissory note shall not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Board of Directors (at its sole discretion) shall specify the term, interest rate, amortization requirements (if any) and other provisions of such note.

(e) **Exercise/Sale**. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

(f) **Exercise/Pledge**. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

SECTION 8. ADJUSTMENT OF SHARES.

(a) **General.** In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares or a combination or consolidation of the outstanding Stock into a lesser number of Shares, corresponding adjustments shall automatically be made in each of (i) the number of Shares available for future grants under Section 4, (ii) the number of Shares covered by each outstanding Option and (iii) the Exercise Price under each outstanding Option. In the event of a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the Fair Market Value of the Stock, a recapitalization, a spin-off, a reclassification or a similar occurrence, the Board of Directors at its sole discretion may make appropriate adjustments in one or more of (i) the number of Shares available for future grants under Section 4, (ii) the number of Shares covered by each outstanding Option or (iii) the Exercise Price under each outstanding Option.

(b) **Mergers and Consolidations.** In the event that the Company is a party to a merger or consolidation, all outstanding Options shall be subject to the agreement of merger or consolidation. Such agreement shall provide for one or more of the following:

(i) The continuation of such outstanding Options by the Company (if the Company is the surviving corporation).

(ii) The assumption of such outstanding Options by the surviving corporation or its parent in a manner that complies with Section 424(a) of the Code (whether or not such Options are ISOs).

(iii) The substitution by the surviving corporation or its parent of new options for such outstanding Options in a manner that complies with Section 424(a) of the Code (whether or not such Options are ISOs).

(iv) Full exercisability of such outstanding Options and full vesting of the Shares subject to such Options, followed by the cancellation of such Options. The full exercisability of such Options and full vesting of the Shares subject to such Options may be contingent on the closing of such merger or consolidation. The Optionees shall be able to exercise such Options during a period of not less than five full business days preceding the closing date of such merger or consolidation, unless the Board of Directors determines in good faith that (A) a shorter period is required to permit a timely closing of such merger or consolidation and (B) such shorter period still offers the Optionees a reasonable opportunity to exercise such Options. Any exercise of such Options during such period may be contingent on the closing of such merger or consolidation.

(v) The cancellation of such outstanding Options and a payment to the Optionees equal to the excess of (A) the Fair Market Value of the Shares subject to such Options (whether or not such Options are then exercisable or such Shares are then vested) as of the closing date of such merger or consolidation over (B) their Exercise Price. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Options would have become exercisable or such Shares would have vested. Such payment may be subject to vesting based on the Optionee's continuing Service, provided that the vesting schedule shall not be less favorable to the Optionees than the schedule under which such Options would have become exercisable or such Shares would have vested. If the Exercise Price of the Shares subject to such Options exceeds the Fair Market Value of such Shares, then such Options may be cancelled without making a payment to the Optionees. For purposes of this Paragraph (v), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(c) **Reservation of Rights**. Except as provided in this Section 8, an Optionee or Purchaser shall have no rights by reason of (i) any subdivision or consolidation of shares of stock of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of stock of any class. Any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 9. SECURITIES LAW REQUIREMENTS.

(a) **General**. Shares shall not be issued under the Plan unless the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company's securities may then be traded.

(b) **Financial Reports**. The Company each year shall furnish to Optionees, Purchasers and shareholders who have received Stock under the Plan its balance sheet and income statement, unless such Optionees, Purchasers or shareholders are key Employees whose duties with the Company assure them access to equivalent information. Such balance sheet and income statement need not be audited.

SECTION 10. NO RETENTION RIGHTS.

Nothing in the Plan or in any right or Option granted under the Plan shall confer upon the Purchaser or Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Purchaser or Optionee) or of the Purchaser or

Optionee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

SECTION 11. DURATION AND AMENDMENTS.

(a) **Term of the Plan.** The Plan, as set forth herein, shall become effective on the date of its adoption by the Board of Directors, subject to the approval of the Company's shareholders. If the shareholders fail to approve the Plan within 12 months after its adoption by the Board of Directors, then any grants, exercises or sales that have already occurred under the Plan shall be rescinded and no additional grants, exercises or sales shall thereafter be made under the Plan. The Plan shall terminate automatically 10 years after the later of (i) its adoption by the Board of Directors or (ii) the most recent increase in the number of Shares reserved under Section 4 that was approved by the Company's shareholders. The Plan may be terminated on any earlier date pursuant to Subsection (b) below.

(b) **Right to Amend or Terminate the Plan.** The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason; provided, however, that any amendment of the Plan shall be subject to the approval of the Company's shareholders if it (i) increases the number of Shares available for issuance under the Plan (except as provided in Section 8) or (ii) materially changes the class of persons who are eligible for the grant of ISOs. Shareholder approval shall not be required for any other amendment of the Plan. If the shareholders fail to approve an increase in the number of Shares reserved under Section 4 within 12 months after its adoption by the Board of Directors, then any grants, exercises or sales that have already occurred in reliance on such increase shall be rescinded and no additional grants, exercises or sales shall thereafter be made in reliance on such increase.

(c) **Effect of Amendment or Termination.** No Shares shall be issued or sold under the Plan after the termination thereof, except upon exercise of an Option granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any Share previously issued or any Option previously granted under the Plan.

SECTION 12. DEFINITIONS.

(a) "**Board of Directors**" shall mean the Board of Directors of the Company, as constituted from time to time.

(b) "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

(c) "**Committee**" shall mean a committee of the Board of Directors, as described in Section 2(a).

(d) "**Company**" shall mean RedCannon Security, Inc., a California corporation.

(e) "**Consultant**" shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor, excluding Employees and Outside Directors.

(f) "**Disability**" shall mean that the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

(g) "**Employee**" shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

(h) "**Exercise Price**" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Board of Directors in the applicable Stock Option Agreement.

(i) "**Fair Market Value**" shall mean the fair market value of a Share, as determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.

(j) "**Family Member**" shall mean (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, (ii) any person sharing the Optionee's household (other than a tenant or employee), (iii) a trust in which persons described in Clause (i) or (ii) have more than 50% of the beneficial interest, (iv) a foundation in which persons described in Clause (i) or (ii) or the Optionee control the management of assets and (v) any other entity in which persons described in Clause (i) or (ii) or the Optionee own more than 50% of the voting interests.

(k) "**ISO**" shall mean an employee incentive stock option described in Section 422(b) of the Code.

(l) "**Nonstatutory Option**" shall mean a stock option not described in Sections 422(b) or 423(b) of the Code.

(m) "**Option**" shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

(n) "**Optionee**" shall mean a person who holds an Option.

(o) "**Outside Director**" shall mean a member of the Board of Directors who is not an Employee.

(p) "**Parent**" shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(q) "**Plan**" shall mean this RedCannon Security, Inc. 2003 Stock Plan.

(r) **"Purchase Price"** shall mean the consideration for which one Share may be acquired under the Plan (other than upon exercise of an Option), as specified by the Board of Directors.

(s) **"Purchaser"** shall mean a person to whom the Board of Directors has offered the right to acquire Shares under the Plan (other than upon exercise of an Option).

(t) **"Service"** shall mean service as an Employee, Outside Director or Consultant.

(u) **"Share"** shall mean one share of Stock, as adjusted in accordance with Section 8 (if applicable).

(v) **"Stock"** shall mean the Common Stock of the Company, with a par value of $0.0001 per Share.

(w) **"Stock Option Agreement"** shall mean the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to the Optionee's Option.

(x) **"Stock Purchase Agreement"** shall mean the agreement between the Company and a Purchaser who acquires Shares under the Plan that contains the terms, conditions and restrictions pertaining to the acquisition of such Shares.

(y) **"Subsidiary"** shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

END